Exhibit 99.1

PSYENCE BIOMEDICAL LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

IN RESPECT OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF PSYENCE BIOMEDICAL LTD. TO BE HELD ON JANUARY 22, 2026

Dated as of January 2, 2026

Neither the NASDAQ nor any securities commission has in any way passed upon the merits of the shareholder proposals described herein and any representation to the contrary is an offence.

Dear Shareholders:

The directors of Psyence Biomedical Ltd. (“Psyence,” “ the “Company,” “we,” “us,” or “our”) cordially invite you to attend the annual and special meeting (the “Meeting”) of the shareholders of Psyence (the “Shareholders”) to be held in person at Venture Workspace Riverlands, Office Building 4, Riverlands, 51 Gogosoa Street, Observatory, Cape Town, 7935, on Thursday, January 22, 2026 at 9:00 a.m. (New York time).

At the Meeting, you will be asked to consider and, if deemed appropriate, to pass, the following:

1.      to receive and consider the audited financial statements of the Corporation for the year ended March 31, 2025 and interim condensed financial statements for the six months ended September 30, 2025, together with the report of the auditors thereon;

2.      the appointment of MNP LLP as the auditor of the Corporation and to authorize the directors to fix their remuneration;

3.      the election of directors of the Corporation; and

4.      a special resolution approving the proposed consolidation(s) of the common shares of the Corporation;

The foregoing resolutions are referred to herein as the “Resolutions”.

The Board of Directors of the Corporation unanimously recommends that Shareholders vote in favor of the Resolutions at the Meeting for the reasons set out in this Circular. You are urged to read this information carefully and, if you require assistance, to consult your own legal, tax, financial or other professional advisor.

We hope that we will have the opportunity to welcome you to this year’s Meeting.

Sincerely,
/s/ Jody Aufrichtig
Jody Aufrichtig Chief Executive Officer & Director

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders (“Shareholders“) of Psyence Biomedical Ltd. (“Psyence,” “ the “Company,” “we,” “us,” or “our”) to be held in person at Venture Workspace Riverlands, Office Building 4, Riverlands, 51 Gogosoa Street, Observatory, Cape Town, 7935, on Thursday, January 22, 2026 at 9:00 a.m. (New York time) for the following purposes:

1.      to receive and consider the audited financial statements of the Corporation as at and for the year ended March 31, 2025 and the interim condensed financial statements for the six months ended September 30, 2025, together with the report of the auditors thereon;

2.      the appointment of MNP LLP as the auditor of the Corporation and to authorize the directors to fix their remuneration;

3.      the election of directors of the Corporation;

4.      a special resolution approving the proposed consolidation(s) of the common shares of the Corporation; and

5.      to transact such other business as may properly come before the Meeting.

The specific details of the matters proposed to be put before the Meeting are set forth in the Circular, which accompanies this Notice of Meeting and forms part hereof.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his, her or its duly executed form of proxy not later than 11:59 P.M. (New York time) on Wednesday, January 21, 2026 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting, (1) at the offices of Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, NY 10004; (2) by calling, toll free at +1 (800) 509-5586 (3) by facsimile at +1 (212) 509-5152; (4) via email to proxy@continentalstock.com; or (5) via internet at www.cstproxyvote.com in accordance with the instructions set out in the proxy card provided to you.

The participation of its shareholders is very important to Psyence. Please ensure that the votes attached to your common shares will be exercised at the Meeting.

DATED at Toronto, Ontario as of the 2nd day of January 2026.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Jody Aufrichtig
Jody Aufrichtig Chief Executive Officer & Director

MANAGEMENT INFORMATION CIRCULAR
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Dated January 2, 2026, except where otherwise noted

Solicitation of Proxies

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Psyence Biomedical Ltd. (“Psyence,“ the “Corporation,“ “we,“ “us,“ or “our”) for use at the annual and special meeting (the “Meeting”) of shareholders (the “Shareholders”) to be held on Thursday, January 22, 2026 at Venture Workspace Riverlands, Office Building 4, Riverlands, 51 Gogosoa Street, Observatory, Cape Town, 7935 at 9:00 a.m. (New York time), and at any adjournment(s) thereof. Solicitation of proxies will be primarily by mail and by our proxy solicitor Advantage Proxy, but may also be carried out by directors, officers, employees or agents of the Corporation personally, in writing, by telephone or by fax. All cost thereof will be borne by the Corporation. Management of the Corporation has therefore prepared this Circular and has sent it to those shareholders who are entitled to receive a notice of meeting.

Shareholders Entitled to Vote

Registered shareholders (“Registered Shareholders”) as at the close of business on December 23, 2025 (the “Record Date”), or the person or persons they appoint as their proxies, are entitled to attend and vote on all matters that may properly come before the Meeting in respect of which their vote is required. Each Shareholder of record at the close of business on the Record Date will be entitled to one vote for each common share of the Corporation, no par value (“Common Share”) held with respect to all matters proposed to come before the Meeting, or any adjournment or postponement thereof, and requiring a vote by Shareholders.

Registered Shareholders are entitled to vote at the Meeting, or any adjournment or postponement thereof, either in person or by proxy. Voting by proxy means that you are giving the person or persons named on your proxy form (your proxyholder) the authority to vote your Common Shares for you at the Meeting or any adjournment(s) or postponement(s) thereof.

Appointment of Proxies and Revocation of Proxies

The individuals named in the enclosed form of proxy will represent management of the Corporation at the Meeting. A Shareholder has the right to appoint a person or company (who need not be a Shareholder), other than the persons designated in the accompanying form of proxy, to represent the Shareholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy. A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with Continental Stock Transfer and Trust, 1 State Street 30th Floor, New York, NY 10004 (“CST”) by 10:00 a.m. (New York time) on Wednesday, January 21, 2026 or, if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deliver it to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the commencement of the Meeting. A proxy should be executed by the registered Shareholder or its attorney-in-fact duly authorized in writing or, if the registered Shareholder is a corporation, by an officer or attorney thereof duly authorized. Failure to properly complete or deposit a proxy may result in its invalidation.

A Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a Registered Shareholder who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by an instrument in writing executed in the same manner as a proxy and deposited to the attention of the Chief Financial Officer of the Corporation at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of such Meeting or any adjournment thereof and thereupon the proxy is revoked.

A Registered Shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

If you are not a Registered Shareholder, please refer to the section below entitled “Advice to Beneficial Holders of Common Shares”.

Advice to Beneficial Shareholders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name and thus are considered non-registered Shareholders (referred to as “Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to Shareholders by a broker then, in almost all cases, those shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker or another similar entity (an “Intermediary”). Common Shares held in the name of an Intermediary can only be voted by the Intermediary (for or against resolutions or withheld) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares.

If you are a Beneficial Shareholder:

Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which instructions should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a form of proxy provided by the Corporation. The voting instruction form will name the same persons as the Corporation’s form of proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Corporation), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting — the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as a proxyholder should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and return the same to their Intermediary in accordance with the instructions provided by their Intermediary well in advance of the Meeting.

Non-registered holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as “non-objecting beneficial owners”. Those non-registered holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as “objecting beneficial owners” (“OBOs”).

This Circular and applicable proxy-related materials are being sent directly to non-objecting beneficial owners.

The Corporation does not intend to pay for Intermediaries to deliver the Meeting materials. As a result, OBOs will not receive the Meeting materials unless their Intermediary assumes the costs of delivery.

Interest of Certain Persons or Companies in Matters to Be Acted Upon

Other than as described herein, the Corporation is not aware of: (i) any person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year; (ii) a nominee for election as a director of the Corporation at the Meeting; or (iii) any associate or affiliate of any such director or executive officer or nominee, who has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Use of Discretionary Power Conferred By the Proxies

Common Shares represented by proxies in favor of management nominees will be voted in accordance with the instructions of the Shareholder on any ballot that may be called for and, if a Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by proxy shall be voted accordingly. Where no choice is specified, the proxy will confer discretionary authority and will be voted FOR all matters proposed by management at the Meeting. The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the notice with respect to this Meeting and with respect to any other matters which may properly come before the Meeting in such manner as the nominee in his judgment may determine. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting Securities and Principal Holders of Voting Securities

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As at the date hereof, 6,388,604 Common Shares without par value are issued and outstanding. Each Common Share carries the right to one vote at any ballot taken at any meeting of the shareholders. Only shareholders of record of the Corporation at the close of business on the Record Date or their duly authorized agents are entitled to attend and vote at the Meeting.

The following table sets forth information regarding the beneficial ownership of Common Shares on the date of this Circular, based on information obtained from the persons named below, by:

•        each person known by Psyence to be the beneficial owner of more than 5% of the outstanding Common Shares;

•        each of Psyence’s executive officers and directors; and

•        all of Psyence’s executive officers and directors as a group.

Unless otherwise indicated, Psyence believes that all persons named in the tables below have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Common Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Common Shares as to which the holder has sole or shared voting power or investment power and also any Common Shares which the holder has the right to acquire within 60 days of the date of this Circular through the exercise of any option, warrant, convertible security or other right.

Name of Beneficial Owner(1)	Number of Company Common Shares	% of Company Common Shares
5% Holders

Directors and Executive Officers	—	—
Dr. Neil Maresky(2)	1,723	*
Warwick Corden-Lloyd	568	*
Jody Aufrichtig	1,106	*
Marc Balkin	324	*
Christopher (Chris) Bull(3)	6,947	*
Dr. Seth Feuerstein	116	*
Graham Mark Patrick(4)	—
All Directors and Executive Officers as a group (seven individuals)	—	—

____________

Notes:

(1)      Unless otherwise noted, the business address of each of those listed in the table above is 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario M5H 2K1.

(2)      Dr Neil Maresky resigned as director effective September 19, 2025, and Chief Executive Officer effective October 15, 2025.

(3)      Christopher (Chris) Bull resigned as director effective December 1, 2025.

(4)      Graham Mark Patrick was appointed as a director effective December 1, 2025.

(5)      * Share ownership is below 1%

Background — The Business Combination

On January 25, 2024 (the “Closing Date”), the Corporation consummated the transactions contemplated by that certain Amended and Restated Business Combination Agreement, dated as of July 31, 2023 (as amended, the “Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”), by and among the Corporation, Newcourt Acquisition Corp. (“NCAC”), Newcourt SPAC Sponsor LLC (the “Sponsor”), Psyence Group Inc., a corporation organized under the laws of Ontario, Canada (“PGI”), Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a direct and wholly owned subsidiary of the Company (“Merger Sub”), Psyence Biomed Corp., a corporation organized under the laws of British Columbia, Canada (“Psyence Biomed Corp.”), and Psyence Biomed II Corp. (“Biomed II”). Pursuant to the Business Combination, at the effective time of the merger (the “Effective Time”) (i) PGI contributed Biomed II to the Corporation in a share for share exchange (the “Company Exchange”), (ii) following the Company Exchange, Merger Sub merged with and into NCAC (the “Merger”), with NCAC being the surviving company in the Merger, and each outstanding ordinary share of NCAC was converted into the right to receive one Common Share of the Corporation, and (iii) each outstanding warrant to purchase NCAC Class A Ordinary Shares was converted into a warrant to acquire one Common Share on substantially the same terms as were in effect immediately prior to the Closing Date under their terms.

Currency

All references to dollars or $ are in U.S. dollars unless otherwise noted.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The shareholders will receive and consider the audited financial statements of the Corporation for the years ended March 31, 2025 and 2024, together with the auditor’s report hereon. The shareholders will also receive and consider the interim reviewed condensed financial statements of the Corporation for the six month period ended September 30, 2025.

Appointment of Auditors

Management recommends the appointment of MNP LLP, Chartered Accountants (“MNP”), of Toronto, Ontario, as the auditor of the Corporation to hold office until the close of the next annual meeting of the Shareholders, or until their successor is appointed by the Board. MNP was appointed as the auditor of the Corporation on March 18, 2024, to replace the previous auditor of NCAC, Citrin Cooperman & Company, LLP.

Common Shares represented by proxies in favor of the management nominees will be voted FOR the appointment of MNP LLP, Chartered Accountants, as the auditor of the Corporation and authorizing the directors of the Corporation to fix their remuneration, unless a Shareholder has specified in his proxy that his Common Shares are to be withheld from voting on the appointment of the auditor.

Audit and Non-Audit Fees

The following table sets forth the aggregate fees billed by MNP LLP (the “Auditor”) for professional services rendered for the audit of the Corporation’s annual financial statements and for other services provided by the Auditor to the Corporation for the fiscal years ended March 31, 2025 and March 31, 2024:

Fee Category	Fiscal Year Ended March 31, 2025	Fiscal Year Ended March 31, 2024
Audit Fees	$87,500	$80,500
Audit-Related Fees	$120,000	$123,000
Tax Fees	$0	$0
All Other Fees	$0	$0
Total	$207,500	$203,500

For purposes of the foregoing table:

•        “Audit Fees” consist of fees billed for professional services rendered for the audit of the Corporation’s annual consolidated financial statements and the review of interim financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.

•        “Audit-Related Fees” consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees.”

•        “Tax Fees” consist of fees billed for professional services for tax compliance, tax advice and tax planning.

•        “All Other Fees” consist of fees billed for products and services other than those described above.

Election of Directors

The articles of incorporation of the Corporation provide that the Board shall consist of a minimum of three and a maximum of ten directors. The directors have determined that there will be five persons elected to the Board at the Meeting.

Management proposes that each of the persons named below be nominated at the Meeting for re-election or election, as the case may be, as directors of the Corporation to serve, until the next annual meeting of Shareholders or until his or her successor is elected or appointed. Management does not contemplate that any of the nominees will be unable to serve as a director. However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Common Shares represented by proxies in favor of management nominees will be voted FOR the election of all of the nominees whose names are set forth below, unless a Shareholder has specified in his proxy that his Common Shares are to be withheld from voting on the election of directors.

The following table and the notes below state the names of all persons to be nominated for election as directors, all other positions or offices with the Corporation now held by them, their principal occupations of employment for the previous five years, the year in which they became directors for the Corporation, their ages. As of the date hereof, none of the nominees beneficially own any Common Shares.

Common Shares represented by proxies in favor of the management nominees will be voted FOR the appointment of each of the nominees as a director of the Corporation, unless a Shareholder has specified in his proxy that his Common Shares are to be withheld from voting for any or all of the nominees.

Name, Province, Country of Residence & Position(s)	Principal Occupation Business or Employment for Last Five Years	Date Elected or Appointed as Director	Shares Beneficially Owned or Controlled
Jody Aufrichtig (age 51), Cape Town, South Africa — Chairman of the Board and Chief Executive Officer

Has served as Chairman of the Board and Strategic Business Development Officer of the Corporation since January 25, 2024. Effective October 15, 2025 Jody assumed the position of Chief Executive Officer. Previously Managing Director of Canopy Growth Africa and founder of multiple award-winning businesses. The Board believes Mr. Aufrichtig is qualified to serve as a director because of his public-company leadership (including as Chairman), chartered accountant/finance background, and extensive strategic and transactional experience (including entrepreneurship, private equity, and M&A) supporting the Company’s growth and capital markets objectives in the biopharmaceutical and psychedelics markets.

		January 25, 2024 (Director); October 15, 2025 (CEO)	1,106
Marc Balkin (age 52), Cape Town South Africa — Director(1)(2)(3)(5)(6)

Has served as a director of the Corporation since January 25, 2024. Previously served as Chief Executive Officer and as a director of Newcourt Acquisition Corp from March 2021 until January 25, 2024. He is the founder of Balkin and Co., an advisory firm, since 2015 and currently serves as a partner at DiGame, a growth fund focused on Africa and the Middle East. The Board believes Mr. Balkin is qualified to serve as a director because of his public-company/SPAC leadership experience, deep M&A, investment and private equity advisory background, and legal/finance markets expertise, including significant board and investment committee work, which the Board believes is directly relevant to the Company’s financing, strategic transactions, and governance needs.

		January 25, 2024	324

Name, Province, Country of Residence & Position(s)	Principal Occupation Business or Employment for Last Five Years	Date Elected or Appointed as Director	Shares Beneficially Owned or Controlled
Dr. Seth Feuerstein (age 52), Connecticut, USA — Director(1)(3)(5)

Has served as a director of the Corporation since January 25, 2024 and as Founder and CEO of Oui Therapeutics, Inc. since 2019. Dr. Feuerstein also serves as a senior advisor/Highly Qualified Expert for the U.S. Department of Defense and as an Executive Director of the Center for Digital Health, Innovation, and excellence at Yale University. Dr. Feuerstein has also served as the Faculty Advisory for Innovation in Healthcare at Yale School of Medicine since 2004. The Board believes Dr. Feuerstein is qualified to serve as a director because of his clinical and healthcare innovation expertise (including leadership roles at Yale and in digital health), combined with biotechnology and psychiatric medicine experience and public-sector advisory work (including for the U.S. Department of Defense), which the Board believes strengthens oversight of the Company’s R&D, clinical strategy, and healthcare commercialization priorities.

		January 25, 2024	116
Graham Mark Patrick (age 44)(1)(3)(4)(5)

He was appointed as a director effective December 1, 2025. He currently provides fiduciary services at Stonehage Fleming and holds multiple board appointments in Mauritius, South Africa, the British Virgin Islands and other jurisdictions, including acting as an Executive Director on the various Stonehage Fleming Mauritius companies. Mr. Patrick commenced his career in legal practice as an attorney, conveyancer and notary in South Africa. He was the Trust and Fiduciary Inland Manager at Standard Bank Private Clients, Johannesburg before taking up a position at Nedbank Private Wealth, Johannesburg as a Fiduciary Specialist. The Board believes Mr. Patrick is qualified to serve as a director because of his cross-border legal and fiduciary governance experience, including senior leadership at a global advisory firm and board/regulatory appointments across multiple jurisdictions, which the Board believes is valuable to the Company given its international structure, compliance, and corporate governance requirements.

		December 1, 2025

Name, Province, Country of Residence & Position(s)	Principal Occupation Business or Employment for Last Five Years	Date Elected or Appointed as Director	Shares Beneficially Owned or Controlled
Warwick Corden-Lloyd (age 46), Cape Town South Africa — Director

He has served as the Chief Financial Officer of the Company since January 25, 2024 and is a Chartered Accountant and Certified Project Manager. He has over 23 years of experience working in public accounting, consulting and listed financial services companies in the UK, US and South Africa having worked for Bank of New York Mellon, Capitec Bank and Canopy Growth Corporation. He also worked for PricewaterhouseCoopers International Limited in the US, UK and South Africa. The Board believes Mr. Corden-Lloyd is qualified to serve as a director because of his public-company leadership (including as CFO and director of PGI (PSYG: CSE)), chartered accountant/finance background, and extensive corporate governance and compliance experience.

		October 30, 2025	568

____________

(1)      Audit Committee Member

(2)      Audit Committee Chair and Audit Committee Financial Expert

(3)      Compensation Committee Member

(4)      Compensation Committee Chair

(5)      Nominating and Corporate Governance Committee Member

(6)      Nominating and Corporate Governance Committee Chair

Executive Officers & Directors

Jody Aufrichtig, age 51, has served as Strategic Business Development Officer and Chairman of the Board since January 25, 2024, and a director of PGI since May 21, 2020. He has served in the same roles at PGI since May 21, 2020. Effective October 15, 2025 he assumed the position of Chief Executive Officer of the Company. Mr. Aufrichtig is a chartered accountant (former Ernst & Young) and experienced entrepreneur with extensive experience in emerging markets and private equity. Mr. Aufrichtig is the founder of MindHealth Biomed Corp, the predecessor company prior to the formation and listing of PGI and has built multiple award-winning businesses and created substantial shareholder value in aviation, medical cannabis, commercial and residential property, private equity, tourism, leisure and other industries. Prior to founding MindHealth Biomed Corp, he was the Managing Director of Canopy Growth Africa (a wholly owned subsidiary of Canopy Growth Corporation (NYSE: CGC/TSX: WEED)) from May 2018 until he led a management buyout of the African operations in April 2020. Mr. Aufrichtig founded Daddy Cann Lesotho (Pty) Limited in July 2017 and was granted a license by the Ministry of Health (Lesotho) to cultivate, manufacture, supply, hold, import, export and transport cannabis. Daddy Cann Lesotho (Pty) Limited was subsequently acquired by Canopy Growth Corporation in May 2018. In 2000, Mr. Aufrichtig co-founded Indigo Properties, a business focused on commercial and residential property, aviation, tourism and leisure. Mr. Aufrichtig holds a Bachelor of Accounting and a Bachelor of Accounting Honours from the University of Cape Town (South Africa) and is registered with the South African Institute of Chartered Accountants. He completed his articles at Ernst & Young He is well-qualified to serve as a director because of his extensive commercial and corporate experience in a broad variety of areas including finance and mergers and acquisitions and has served as a director and chairman of other publicly traded companies.

Marc Balkin, age 52, has served as a director of the Company since January 25, 2024. He served as the Chief Executive Officer and served as a member of the board of directors of NCAC from March 2021 until January 25, 2024. Mr. Balkin is a founder of Balkin and Co, an advisory firm that has advised private equity firms and family offices on mergers, acquisitions and investments in Africa since 2015. Clients have included HP Bet (part of the family office of Dr. Hasso Plattner, a founder and current Chairman of SAP), Omidyar Network (part of the family office of Pierre Omidyar, the founder of eBay) and Rand Merchant Bank. Prior to founding Balkin and Co, Mr. Balkin was the Managing Partner of Hasso Plattner Ventures Africa, a Venture Fund in which Dr. Plattner was the key limited partner. Mr. Balkin also held responsibility for managing the Emerging Market portfolio of private equity and venture capital assets of Dr. Plattner’s family office. Mr. Balkin is currently a partner at DiGame, a growth fund focused on Africa and the Middle East in which the key investor is Abu Dhabi Investment Counsel (“ADIC”) . Mr. Balkin represents DiGame on the board of direct-to-consumer asset manager 10X Investments. Since 2004, Mr. Balkin has served on and chaired a range of venture capital and private equity fund investment committees as the representative of the limited partners or investors. These include Enablis, First National Bank Vumela Fund, Telkom Future Makers and Alithea IDF. Between 2000 and 2007, Mr. Balkin was the founding partner of O2 Capital, a private equity fund manager for the Msele Nedventures Fund. The LPs in the fund included a range of development finance institutions such as Proparco (France), DEG (Germany) and IDC (South Africa) and the fund invested primarily in technology businesses in South Africa. Mr. Balkin obtained his BA in 1995 and his LLB in 1997 from University of Witwatersrand in Johannesburg. He is well-qualified to serve as a director because of his experience at board and committee level as well as his legal, finance and financial markets background.

Dr. Seth Feuerstein, age 52, has served as a director of the Company since January 25, 2024. Dr. Feuerstein has expertise across multiple areas of medicine including Suicide Prevention, Technology and Suicide, Telehealth, Social Media and Mental Health, Digital Medicine, Suicide, Digital Health, Digital Therapeutics, Healthcare Innovation, Emerging Medical Technologies, forensic psychiatry, technology transfer, technology investment, intellectual property and the intersection of technology, law and medicine. He is a founding board member of the Center for Biomedical and Interventional Technology at Yale and Executive Director of the Center for Digital Health, Innovation and Excellence. He has been teaching at the Yale School of Medicine, Department of Psychiatry, since 2004 and is the faculty advisor for Innovation in Healthcare at the medical school. He works across multiple sectors in healthcare including health insurance, healthcare startups, healthcare investing, clinical care delivery innovation and early stage emerging medical technologies. He is the founder and CEO of Oui Therapeutics, Inc. Since 2019, which is developing a prescription digital therapeutic for suicide attempt reduction. Dr. Feuerstein has been appointed senior advisor/Highly Qualified Expert (HQE) for the Department of Defense, advising on behavioral health innovation, since June 2019. From 2014 to August 2018, he was the chief medical and innovation officer at Magellan Healthcare. He has also co-founded and/or held leadership roles in a number of biotechnology and healthcare companies. Dr. Feuerstein received his Bachelor of Science from Cornell University, a J.D. from New York University School of Law, and an M.D. from New York University School of Medicine. We believe that Dr. Feuerstein is well-qualified to serve on the Board as result of his prior board experience and extensive experience in the fields of psychiatry and biotechnology.

Warwick Corden-Lloyd, age 46 has served as the Chief Financial Officer of the Company since January 25, 2024. Mr. Corden-Lloyd has also served as Chief Financial Officer of PGI from May 21, 2020 until his resignation in January 2024. Mr. Corden-Lloyd is a Chartered Accountant and Certified Project Manager. He has over 23 years of experience working in public accounting, consulting and listed financial services companies in the UK, US and South Africa. Mr. Corden-Lloyd has listed company financial and regulatory reporting experience in international and emerging markets. From May 2020 to January 2021, Mr. Corden-Lloyd was the Corporate Finance Advisor and Chief Financial Officer of MindHealth Biomed Corp, the predecessor company prior to PGI. Mr. Corden-Lloyd was previously the Vice President of Operations and Finance at Canopy Growth Africa, (a wholly owned subsidiary of Canopy Growth Corporation (NYSE: CGC/TSX: WEED) from May 2019 to May 2020. Whilst at Canopy Growth, he oversaw the Finance, Legal, Supply Chain, Human Resources, Quality Assurance and Regulatory, Project Management and Country Manager divisions. Prior to that he was Head of Financial Accounting at Capitec Bank (JSE: CPI), South Africa’s largest customer retail bank, from February 2015 to May 2019 where he was responsible for managing the financial and regulatory reporting, budgeting and financial accounting for the bank. Before working at Capitec Bank, he worked for PricewaterhouseCoopers International Limited in South Africa, US and the UK and for The Bank of New York Mellon Corporation in the UK. Mr. Corden-Lloyd received a Bachelor of Accounting from the University of Stellenbosch, South Africa in 2002, a Bachelor of Accounting Honours from the University of Natal, South Africa in 2003 and registered with the South African Institute of Chartered Accountants in 2006.

Graham Mark Patrick, age 44, is a qualified attorney, conveyancer and notary with extensive experience in fiduciary oversight, good governance, management and cross-border transactions. He is a Partner at Stonehage Fleming, a global advisory business and adviser to many of the world’s leading families and wealth creators, and heads up their Mauritius office where he acts as chairperson and director for Stonehage Fleming (Mauritius) Limited and its subsidiaries. His career spans legal, financial, wealth and fiduciary industries. He was previously the Trust and Fiduciary Inland Manager at Standard Bank Private Clients, Johannesburg before taking up a position at Nedbank Private Wealth, Johannesburg as a Fiduciary Specialist. He currently holds board and other regulatory appointments for several companies across multiple areas of business and jurisdictions, including the British Virgin Islands, Mauritius, Seychelles and South Africa. Graham holds degrees in commerce and law, a postgraduate diploma in financial planning and is a member of the Fiduciary Institute of Southern Africa.

Corporate Cease Trade Orders or Bankruptcies1

No director or proposed director of the Corporation is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any other corporation that, while such person was acting in that capacity:

•        was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the Corporation access to any exemptions under securities legislation, and that was in effect for a period of more than 30 consecutive days; or

•        was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the Corporation access to any exemptions under securities legislation, that was issued after that individual ceased to be a director or chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting in a capacity as a director, chief executive officer or chief financial officer.

No director or proposed director of the Corporation is, or has been within the past ten years, a director or executive officer of any other corporation that, while such person was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director or proposed director of the Corporation is or has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

No director or proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority. No director or proposed director of the Corporation has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Conflicts of Interest

To the best of Corporation’s knowledge, there are no known existing or potential conflicts of interest among the Corporation, proposed directors, executive officers or other members of management of the Corporation as a result of their outside business interests except that certain proposed directors and officers may serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Corporation and their duties as a director or officer of such other companies.

____________

1        Company to confirm.

General Description of Psyence Biomedical Ltd. 2023 Equity Incentive Plan

The Corporation has adopted the Psyence Biomedical Ltd. 2023 Equity Incentive Plan (as amended by the Board on June 28, 2024, and by shareholders on November 12, 2024), which is referred to herein as the “Incentive Plan,” the “2023 Plan” or the “Plan.” The following is a summary of the material features of the Incentive Plan.

Purpose

The purpose of the Incentive Plan is to enhance the ability of the Corporation to attract, retain, and motivate persons who make (or are expected to make) important contributions to the Corporation by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities that are intended to motivate high levels of performance and align the interests of directors, employees, and consultants with those of the Corporation’s shareholders.

Eligibility

Persons eligible to participate in the Incentive Plan are employees, non-employee directors, and consultants of the Corporation and its subsidiaries as selected from time to time by the plan administrator in its discretion, including prospective employees, non-employee directors and consultants. Any awards granted to such a prospect before the individual’s start date may not become vested or exercisable, and no shares may be issued to such individual, before the date the individual first commences performance of services with the Corporation or its subsidiaries. As of the date of this Circular, approximately 11 individuals are eligible to participate in the Incentive Plan, which includes approximately 2 officers, 3 non-employee directors, and 6 consultants.

Administration

The Incentive Plan will be administered by the Board, the Compensation Committee of the Board, or such other similar committee pursuant to the terms of the Incentive Plan. The plan administrator, which initially will be the Compensation Committee of the Board, will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Incentive Plan. The plan administrator may delegate to one or more officers of the Corporation, the authority to grant awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act.

Share Reserve

At its initial adoption, the number of the Common Shares that may have been issued under the Incentive Plan was equal to 15% of the aggregate number of the Common Shares issued and outstanding immediately after the closing of the Business Combination (calculated on a fully-diluted basis), or 3,360 Common Shares. All of the shares initially available under the Incentive Plan may be issued upon the exercise of equity incentives.

The number of shares available for issuance under the Incentive Plan also will include an automatic annual increase, or the evergreen feature, on the first day of each calendar year, beginning January 1, 2025 and ceasing as described below, equal to the lesser of:

•        a number of the Common Shares equal to 1% of the aggregate number of the Common Shares issued and outstanding as of December 31 of the immediately preceding calendar year; or

•        such number of the Common Shares as the plan administrator may determine.

Furthermore, the Plan provides for an automatic increase of the shares available under the Plan on an annual basis on the first day of each calendar year during the term of the Plan, commencing on January 1, 2026 and continuing until (and including) January 1, 2034, to equal 15% of the total number of issued and outstanding common shares on December 31st of the calendar year immediately preceding the date of such increase, or a lesser number of shares as determined by the Board. Shares issuable under the Incentive Plan may be authorized, but unissued, or reacquired the Common Shares.

Shares underlying any awards under the Incentive Plan that are forfeited, cancelled, held back upon exercise of a share option or settlement of an award to cover the exercise price or tax withholding satisfied without the issuance of the Common Shares or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the Incentive Plan and, to the extent permitted under Section 422 of the Code and the Treasury Regulations promulgated thereunder, the shares that may be issued as incentive stock options.

Types of Awards

The Incentive Plan provides for the grant of share options, share appreciation rights, restricted shares, restricted share units, and other stock-based awards (collectively, “awards”). Unless otherwise set forth in an individual award agreement, each award shall vest over a three (3) year period, with one-third (1/3) of the award vesting on the first annual anniversary of the date of grant and the remaining portion of the award vesting annually thereafter.

Share Options.    The Incentive Plan permits the granting of both options intended to qualify as incentive stock options under Section 422 of the Code and share options that do not so qualify. Share options granted under the Incentive Plan will be nonqualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Corporation and its subsidiaries. Nonqualified options may be granted to any persons eligible to receive awards under the Incentive Plan.

The exercise price of each share option will be determined by the plan administrator, but such exercise price may not be less than 100% of the fair market value of one the Common Share on the date of grant (which shall be the volume weighted average trading price during the thirty (30) preceding days) or, in the case of an incentive stock option granted to a 10% or greater shareholder, 110% of such share’s fair market value. The term of each share option will be fixed by the plan administrator and may not exceed ten (10) years from the date of grant (or five (5) years for an incentive stock option granted to a 10% or greater shareholder). The plan administrator will determine at what time or times each share option may be exercised, including the ability to accelerate the vesting of such share options.

Upon exercise of a share option, the exercise price must be paid in full either in cash, check or, surrender of other the Common Shares which meet the conditions established by the plan administrator to avoid adverse accounting consequences to the Corporation. Subject to applicable law and approval of the plan administrator, the exercise price may also be made by means of a broker-assisted cashless exercise. In addition, the plan administrator may permit nonqualified options to be exercised using a “net exercise“ arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

Share Appreciation Rights.    The plan administrator may award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to the Common Shares or cash, equal to the value of the appreciation in the Corporation’s share price over the exercise price, as set by the plan administrator. The term of each share appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each share appreciation right may be exercised, including the ability to accelerate the vesting of such share appreciation rights.

Restricted Shares.    A restricted share award is an award of the Common Shares that vests in accordance with the terms and conditions established by the plan administrator. The plan administrator will determine the persons to whom grants of restricted share awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which restricted share awards may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted share awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a shareholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive dividends, if applicable.

Restricted Share Units.    Restricted share units are the right to receive the Common Shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Corporation or its subsidiaries, the passage of time or other restrictions or conditions. The plan administrator determines the persons to whom grants of restricted share units are made, the number of restricted share units to be awarded, the time or times within which awards of restricted share units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted share unit awards. The value of the restricted share units may be paid in Common Shares, cash, other securities, other property, or a combination of the foregoing, as determined by the plan administrator.

The holders of restricted share units will have no voting rights. Prior to settlement or forfeiture, restricted share units awarded under the Incentive Plan may, at the plan administrator’s discretion, provide for a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all dividends paid on one Common Share while each restricted share unit is outstanding. Dividend equivalents may be converted into additional restricted share units. Settlement of dividend equivalents may be made in the form of cash, Common Shares, other securities, other property, or a combination of the foregoing. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the restricted share units to which they are payable.

Other Share-Based Awards.    Other share-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the Incentive Plan and/or cash awards made outside of the Incentive Plan. The plan administrator shall have authority to determine the persons to whom and the time or times at which other share-based awards will be made, the amount of such other share-based awards, and all other conditions, including any dividend and/or voting rights.

Prohibition on Repricing

Except for an adjustment pursuant to the terms of the Incentive Plan or a repricing approved by shareholders, in no case may the plan administrator (i) amend an outstanding share option or share appreciation right to reduce the exercise price of the award, (ii) cancel, exchange, or surrender an outstanding share option or share appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (iii) cancel, exchange, or surrender an outstanding share option or share appreciation right in exchange for a share option or share appreciation right with an exercise price that is less than the exercise price of the original award.

Tax Withholding

Participants in the Incentive Plan are responsible for the payment of any federal, state, or local taxes that the Corporation or its subsidiaries are required by law to withhold upon the exercise of share options or share appreciation rights or vesting of other awards. The plan administrator may cause any tax withholding obligation of the Corporation or its subsidiaries to be satisfied, in whole or in part, by the applicable entity withholding from the Common Shares to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any tax withholding obligation of the Corporation or its subsidiaries to be satisfied, in whole or in part, by an arrangement whereby a certain number of the Common Shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to the Corporation or its subsidiaries in an amount that would satisfy the withholding amount due.

Equitable Adjustments

In the event of a merger, consolidation, recapitalization, share split, reverse share split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting the Common Shares, the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Incentive Plan will be adjusted to reflect such event, and the plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind, and exercise price of the Common Shares covered by outstanding awards made under the Incentive Plan.

Change in Control

In the event of any proposed change in control (as defined in the Incentive Plan), the plan administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if the Corporation is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (v) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise price). Unless determined otherwise by the plan administrator, in the event that the successor corporation refuses to assume or substitute for the award, a participant shall fully vest in and have the right to exercise the award as to all the Common Shares covered by the award, including those that would not otherwise be vested or exercisable, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels.

Transferability of Awards

Unless determined otherwise by the plan administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, except to a participant’s estate or legal representative, and may be exercised, during the lifetime of the participant, only by the participant. If the plan administrator makes an award transferable, such award will contain such additional terms and conditions as the plan administrator deems appropriate.

Term

The Incentive Plan became effective when adopted by the Board, and, unless terminated earlier, the Incentive Plan will continue in effect for a term of ten (10) years.

Amendment and Termination

The Board may amend or terminate the Incentive Plan at any time. Any such termination will not affect outstanding awards. No amendment or termination of the Incentive Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and the Corporation. Approval of the shareholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of shares available for issuance under the Incentive Plan and (ii) to change the persons or class of persons eligible to receive awards under the Incentive Plan. We have opted out of Nasdaq requirements to receive shareholder approval in connection with an amendment to the Incentive Plan. However, should shareholders not approve the 2023 Plan Amendment Proposal, the Corporation will not amend the 2023 Plan as proposed.

Form S-8

On July 30, 2024, the Corporation filed with the SEC a registration statement on Form S-8 covering the Common Shares issuable under the Incentive Plan. At the Corporation’s Annual and Special Meeting of Shareholders held on November 12, 2024, the shareholders approved an amendment to the 2023 Plan to increase the number of share issuable thereunder. The Corporation filed another Form S-8 on July 23, 2025 covering those additional shares.

Material United States Federal Income Tax Considerations

The following is a general summary under current law of the material U.S. federal income tax considerations related to awards and certain transactions under the Incentive Plan, based upon the current provisions of the Code and Treasury Regulations promulgated thereunder. This summary deals with the general U.S. federal income tax principles that apply and is provided only for general information. It does not describe all U.S. federal tax consequences under the Incentive Plan, nor does it describe state, local, or foreign income tax consequences or employment tax consequences. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The Incentive Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended.

The ability of the Corporation or its subsidiaries to realize the benefit of any tax deductions described below depends on generation of taxable income as well as the requirement of reasonableness and the satisfaction of tax reporting obligations.

Incentive Stock Options.    No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If the Common Shares issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long- term capital gain, and any loss sustained will be a long-term capital loss, and (ii) neither the Corporation nor its subsidiaries will be entitled to any deduction for U.S. federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If the Common Shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the Common Shares at exercise (or, if less, the amount realized on a sale of such the Common Shares) over the option exercise price thereof, and (i) the Corporation or its subsidiaries will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering the Common Shares.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the share option is treated as a nonqualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year, in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Nonqualified Options.    No income is generally realized by the optionee at the time a nonqualified option is granted. Generally, (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the Common Shares issued on the date of exercise, and the Corporation or its subsidiaries receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long- term capital gain or loss depending on how long the Common Shares have been held. Special rules will apply where all or a portion of the exercise price of the nonqualified option is paid by tendering the Common Shares. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value of the Common Shares over the exercise price of the share option.

Share Appreciation Rights, Restricted Shares, Restricted Share Units, and Other Share-Based Awards.    The current U.S. federal income tax consequences of other awards authorized under the Incentive Plan generally follow certain basic patterns: (i) share appreciation rights are taxed and deductible in substantially the same manner as nonqualified options; (ii) nontransferable restricted shares subject to a substantial risk of forfeiture result in income recognition equal to the excess of the fair market value of the Common Shares over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Code Section 83(b) election); and (iii) restricted share units, dividend equivalents, and other share or cash based awards are generally subject to tax at the time of payment. The Corporation or its subsidiaries generally should be entitled to a U.S. federal income tax deduction in an amount equal to the ordinary income recognized by the participant at the time the participant recognizes such income.

The participant’s basis for the determination of gain or loss upon the subsequent disposition of the Common Shares acquired from a share appreciation right, restricted share award, restricted share unit, or other share-based award will be the amount paid for such shares plus any ordinary income recognized when the shares were originally delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

Parachute Payments.    The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments“ as defined in the Code. Any such parachute payments may be non-deductible to either the Corporation or its subsidiaries, in whole or in part, and may subject the recipient to a non-deductible 20% U.S. federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Section 409A.    The foregoing description assumes that Section 409A of the Code does not apply to an award under the Incentive Plan. In general, share options and share appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying share at the time the share option or share appreciation right was granted.

Restricted share awards are not generally subject to Section 409A. Restricted share units are subject to Section 409A unless they are settled within two and one-half months after the end of the later of (1) the end of the Corporation’s fiscal year in which vesting occurs or (2) the end of the calendar year in which vesting occurs. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% U.S. federal tax and premium interest in addition to the U.S. federal income tax at the participant’s usual marginal rate for ordinary income.

Total Awards Under the 2023 Plan

No awards have been previously granted under the 2023 Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this Circular because participation and the types of awards that may be granted under the 2023 Plan are subject to the discretion of the plan administrator. Consequently, no new plan benefits table is included in this Circular.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights, and vesting of outstanding restricted stock units (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column)(a) (c)
Equity compensation plans approved by security holders	62,143	N/A	896,147	(1)
Equity compensation plans not approved by security holders	nil	N/A	nil
Total	62,143	N/A	896,147

Share Consolidation

Effective November 26, 2024, the Company implemented a 75-to-1 share consolidation (reverse stock split) of its Common Shares. The Share Consolidation was approved by the Company’s shareholders and its board of directors. Effective May 5, 2025, the Company implemented a second share consolidation (reverse stock split) at a ratio of 1-for-7.97 of its issued and outstanding Common Shares, which was approved by the Company’s shareholders and its board of directors. The Common Shares presented herein are on a post-consolidated, or post-reverse split basis, unless otherwise indicated.

The Corporation seeks Shareholder approval at the Meeting for a special resolution to further consolidate all of the issued and outstanding Common Shares (the “Consolidation”) on the basis of up to one post-Consolidation Common Share for approximately every two hundred and fifty (250) pre-Consolidation Common Shares, or a ratio that is less at the discretion of the Board, with the Consolidation to be implemented by the Board at any time prior to the next annual meeting of the Shareholders (the “Consolidation Resolution”). The Board may, in its discretion, elect to effect a number of separate share consolidations, provided that the ratio of 250:1 is not exceeded. On completion of the Consolidation, on an approximately 250:1 basis, the 6,388,604 Common Shares that are currently issued and outstanding would be consolidated into approximately 25,554 post-Consolidation Common Shares. The Consolidation remains subject to all required regulatory approvals.

Reasons for the Consolidation

Management of the Corporation expects that the Consolidation will provide flexibility in the capital structure of the Corporation in order to facilitate raising capital in the future while keeping the Corporation’s capital structure manageable. Authorizing the Board to effect a number of separate share consolidations at its discretion and within the ratio limit of 250:1 shall ensure maximum strategic decision-making which can be adjusted to suit the capital structure and compliance needs of the Company.

Effect of Consolidation

If approved and implemented, the Consolidation will occur simultaneously for all of the Corporation’s issued and outstanding Common Shares.

No fractional Common Shares of the Corporation will be issued if, as a result of the Consolidation, a Shareholder would otherwise be entitled to a fractional share. Instead, any fractional Common Shares resulting from the Consolidation will be rounded down to the nearest whole share if the fraction is less than one-half of a share and will be rounded up to the nearest whole share if the fraction is at least one-half or a share. Fractional shares will be rounded at the level of the registered holder of Common Shares (e.g., CDS or its participants), and not at the level of individual beneficial shareholders.

The implementation of the Consolidation would not affect the total Shareholders’ equity of the Corporation or any components of Shareholders’ equity as reflected on the Corporation’s financial statements except to change the number of issued and outstanding Common Shares to reflect the Consolidation.

Effect on Convertible Securities

The exercise or conversion price and/or the number of Common Shares issuable under any outstanding convertible securities, including under outstanding options, warrants, rights, and any other similar securities will be proportionately adjusted upon the implementation of the Consolidation, in accordance with the terms of such securities, on the same basis as the consolidation of the Common Shares.

Certain Risks Associated with the Consolidation

There can be no assurance that the total market capitalization of the Corporation (the aggregate value of all Common Shares at the market price then in effect) immediately after the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation.

Implementation

The Consolidation Resolution provides that the Board is authorized, in its sole discretion, to determine not to proceed with the proposed Consolidation without further approval of the Shareholders of the Corporation. The Board is authorized to revoke the Consolidation Resolution in its sole discretion without further approval of the Shareholders of the Corporation at any time prior to implementation of the Consolidation.

If the Consolidation Resolution does proceed, registered holders of Common Shares should complete the letter of transmittal accompanying this Circular providing instructions with respect to exchanging their certificates representing pre-Consolidation Common shares for post-Consolidation Common Shares. The Corporation will issue a news release after the Meeting to advise of the results of the Meeting and, if appropriate, the expected timing for the commencement of trading of the post-Consolidation Common Shares on Nasdaq.

Furthermore, the Consolidation Resolution provides that the Board is authorized, in its sole discretion, to give effect to a number of separate share consolidations, provided that the ratio of 250:1 is not exceeded, without further approval of the Shareholders of the Corporation.

Shareholder Approval

In accordance with the Business Corporations Act (Ontario), the resolution approving the Consolidation must be approved by a majority of not less than sixty-six and two-thirds percent (66⅔%) of the votes cast by the Shareholders represented at the Meeting in person or by proxy.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve and authorize the following resolutions in respect of the Consolidation:

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(a)     the Board be authorized, subject to approval of the applicable regulatory authorities, to take such actions as are necessary to effect one or more consolidations, at any time following the date of this resolution but prior to the next annual meeting of shareholders of the Corporation, all of the issued and outstanding Common Shares on the basis that approximately two hundred and fifty (250) pre-consolidation Common Shares be consolidated into one (1) post-consolidation Common Share, or a ratio that is less at the discretion of the Board, provided that in aggregate the ratio of 250:1 is not exceeded;

(b)    despite the foregoing authorization, the Board may, at its absolute discretion, determine when such consolidation or consolidations will take place and may further, at its discretion, determine not to effect such consolidation or consolidations of all of the issued and outstanding Common Shares, in each case without requirement for further approval, ratification or confirmation by the Shareholders;

(c)     notwithstanding the foregoing, the Board is hereby authorized, without further approval of or notice to the Shareholders, to revoke this special resolution at any time before it is acted upon; and

(d)    any one or more directors and officers of the Corporation be authorized to perform all such acts, deeds and things and execute all such documents and other writings, as may be required to give effect to this special resolution.”

The foregoing special resolution permits the directors of the Corporation, without further approval by the Shareholders, to proceed with the Consolidation Resolution at any time following the date of this Meeting but prior to the next annual meeting of the Shareholders. Alternatively, the directors of the Corporation may choose not to proceed with the Consolidation Resolution if the directors, in their discretion, deem that it is no longer desirable to do so.

Common Shares represented by proxies in favor of management nominees will be voted FOR the approval of the Consolidation Resolution as set out above, unless a Shareholder has specified in his, her or its proxy that his, her or its Common Shares are to be voted against the special resolution approving the Consolidation Resolution.

Effective Date

Subject to applicable regulatory requirements, the Consolidation Resolution will be effective on the date on which articles of amendment of the Corporation are filed and certified by the Ministry, on which the directors of the Corporation determine to carry out the Consolidation.

If the Consolidation is approved, no further action on the part of the Shareholders will be required in order for the Board to implement the Consolidation.

Other Matters to Be Acted Upon

As of the date of this Circular, management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

DIRECTOR AND EXECUTIVE COMPENSATION

Unless the context otherwise requires, any reference in this section of to the “Company,“ “we,“ “us,“ “our,“ or “Psyence“ refers to Psyence Biomed Corp. (the erstwhile wholly-owned subsidiary of PGI) and its consolidated subsidiaries prior to the consummation of the Business Combination and to Psyence Biomedical Ltd. and its consolidated subsidiaries following the Business Combination.

The following tables and discussions relate to the compensation paid to or earned by our executive officers and directors who were serving during the financial year ended March 31, 2025.

Dr. Neil Maresky served as Chief Executive Officer of the Company following his resignation as chief executive officer of PGI. On September 19, 2025, Dr. Maresky resigned from his position as chief executive officer of the Company to transition to his position to the Company’s Global Head, Clinical Development. Warwick Corden-Lloyd currently serves as chief financial officer of the Company following his resignation as chief financial officer of PGI. Jody Aufrichtig currently serves as Director and Chief Executive Officer of PGI and the Company’s Director and Chief Executive Officer. Dr. Maresky, Mr. Corden-Lloyd and Mr. Aufrichtig are referred to collectively in this information statement as our “named executive officers.”

Prior to the Business Combination, Psyence was part of the Psyence Group and not an independent company and, as such, the historical compensation shown below was determined by PGI. Following the Business Combination, compensation arrangements for the Company’s executive officers were determined based on the compensation policies, programs and procedures established by the Compensation Committee, which entailed: (i) for executive directors and officers (a) market related base annual salaries or fees, (b) annual cash bonuses based on a target percentage of such base annual salaries or fees based on the achievement of performance metrics approved by the Compensation Committee, (c) a sign-on award in the form of RSUs, which may be converted into Common Shares and which are subject to a trading lock-up period as well as a clawback policy and (d) long-term equity awards in the form of RSUs based on a multiple of such base annual salaries or fees, and (ii) for non-executive directors (y) a fixed monthly fee and (z) long-term equity awards in the form of RSUs based on a multiple of such fixed monthly fee. The Company’s Compensation Committee approved the named executive officers’ compensation at its first meeting.

Summary Compensation Table

The following table summarizes the compensation awarded to, earned by, or paid to our named executive officers for the fiscal year ended March 31, 2025 and March 31, 2024. The average exchange rate used to convert amounts in this table from Canadian dollars to USD for 2024 are reported based on a rate of 1.3481:

Name and principal position		Salary		Bonus	Option Awards	Stock Awards	Nonequity incentive plan compensation	All other compensation	Total
	Year	(US$)		(US$)	(US$)(2)	(US$)(3)	(US$)	(US$)	(US$)
Neil Maresky
(Chief Executive Officer)	2025	360,000		30,000	—	—	—	—	390,000
	2024	231,228	(1)	—	70,458	55,000	—	—	356,686
Jody Aufrichtig
(Executive Chairman)	2025	200,000		16,667	—	—	—	—	216,667
	2024	110,302	(1)	—	31,924	42,773	—	—	184,999
Warwick Corden Lloyd
(Chief Financial Officer)	2025	180,000		15,000	—	—	—	—	195,000
	2024	98,346	(1)	—	5,395	19,588	—	—	123,329

____________

(1)      This includes salary earned from April 1, 2023 to January 25, 2024 as part of Psyence prior to the Business Combination and salary earned from January 26, 2024 to March 31, 2024 from the Company.

(2)      The amounts reported in the “Option awards“ column represent the aggregate grant date fair value of the stock options granted to the named executive officers by PGI during 2023 computed in accordance with IFRS. The option awards value was calculated using the Black-Scholes valuation model. The options vested as follows: 50% on March 31, 2023 and 50% on September 30, 2023. Note that the amounts reported in these columns reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the named executive officers from the stock options.

(3)      The amounts reported in the “Stock awards“ column represent the aggregate grant date fair value of the restricted stock units (RSUs) granted to the named executive officers by PGI during 2023 computed in accordance with IFRS. The stock awards value was based on the share price on the date of grant of RSUs. The RSUs vest as follows: 33.33% on March 31, 2024, 33.33% on March 31, 2025 and 33.34% on March 31, 2026. Note that the amounts reported in these columns reflect the accounting cost for these RSUs and do not correspond to the actual economic value that may be received by the named executive officers from the stock RSUs.

Other than as set forth in the foregoing table, the named executive officers and directors have not received compensation pursuant to any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments, any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors, or any arrangement for the compensation of directors for services as consultants or experts.

Share Ownership

2023 Equity Incentive Plan

For a description of the material terms of the 2023 Equity Incentive Plan, see “General Description of Psyence Biomedical Ltd. 2023 Equity Incentive Plan”.

Employment, Consulting and Management Agreements

Reference to all equity incentives and allocations in this section refer to the post-share consolidation figures as at the date of this Circular. As of the date of this Circular, the Corporation had the following employment, consulting and management agreements in place with its named executive officers:

Jody Aufrichtig — Executive Chairman & Chief Executive Officer

The Company, its wholly-owned subsidiary, Psyence Biomed II Corp (“Biomed II”), Jody Aufrichtig (as principal) and Aquacap Limited (as consultant) entered into a consulting agreement dated January 25, 2024 (the “Aufrichtig Agreement”), pursuant to which Mr. Aufrichtig would initially perform the services of the Executive Chairman of the Board and Chief Development Officer. Mr. Aufrichtig’s base fee is $360,000 per annum. Mr. Aufrichtig has resumed the role of Chief Executive Officer under the same agreement.

Mr. Aufrichtig shall be eligible to receive restricted share units (“RSUs”), which may be converted into Common Shares at the discretion of the compensation committee. Any Common Shares issued pursuant thereto will be subject to a clawback at the option of the Company should Mr. Aufrichtig’s appointment be terminated by the Company for cause (as defined in his agreement) or should Mr. Aufrichtig resign without good reason (as defined in his agreement). For each completed fiscal year of the Company, Mr. Aufrichtig shall be eligible to receive an annual cash bonus based on a target bonus opportunity of 50% to 100% of Mr. Aufrichtig’s annual base fee, based on the achievement of performance metrics approved by the Compensation Committee.

Mr. Aufrichtig or the Company may terminate the Aufrichtig Agreement at any time upon no less than sixty (60) days’ written notice to the other party. Additionally, the Company may terminate the Aufrichtig Agreement at any time without prior notice, for cause, subject to a ten business day cure period by Mr. Aufrichtig.

The Company may terminate the Aufrichtig Agreement without cause, or in relation to a change of control at any time and Mr. Aufrichtig may terminate the Aufrichtig Agreement for good reason (as defined in the agreement), and in each such case the Company shall pay Mr. Aufrichtig an early termination fee (in lieu of notice) equal to 12 months of Mr. Aufrichtig’s base fee (as at the date of notice of termination) plus an additional amount equal to the aggregate annual bonuses paid to Mr. Aufrichtig over the preceding 12 months (from the date of notice of termination) plus a prorated payment on account of any annual bonus targets already met by Mr. Aufrichtig as of the date of notice of termination for all active services rendered up to that date (calculated at target). Mr. Aufrichtig shall be entitled to exercise any vested stock options until the earlier of 1) the option expiry date or 2) a date which is 12 months from the effective date of termination, and if so required, the Company shall extend the option expiry date accordingly.

In the event of termination by the Company for cause or by Mr. Aufrichtig without good reason, Mr. Aufrichtig shall not be entitled to any severance pay or any other payments, and none of the unvested equity incentives granted to Mr. Aufrichtig shall vest.

Mr. Aufrichtig shall not be entitled to any minimum termination entitlements required by the Ontario Employment Standards Act, 2000 (“ESA”), and no minimum termination entitlements contemplated in the ESA shall apply to the Aufrichtig Agreement.

All equity incentives granted to Mr. Aufrichtig will be subject to accelerated vesting upon a change of control, upon termination by the Company without cause, or death of Mr. Aufrichtig.

Warwick Corden-Lloyd — Chief Financial Officer and Director

The Company, its wholly-owned subsidiary, Biomed II, Warwick Corden-Lloyd (as principal) and Corden-Lloyd Consulting (Pty) Ltd (as consultant, and an entity controlled by Mr. Corden-Lloyd) entered into a consulting agreement dated January 25, 2024 (the “Corden-Lloyd Agreement”), pursuant to which Mr. Corden-Lloyd shall perform the services of Chief Financial Officer of the Company in consideration for a base fee of $264,000 per annum. Mr. Corden-Lloyd is entitled to RSUs as determined by the compensation committee. Any Common Shares issued pursuant thereto are subject to a clawback at the option of the Company should Mr. Corden-Lloyd’s appointment be terminated by the Company for cause or should Mr. Corden-Lloyd resign without good reason. For each completed fiscal year of the Company, Mr. Corden-Lloyd shall be eligible to receive an annual cash bonus based on a target bonus opportunity of 30% to 80% of Mr. Corden-Lloyd’s annual base fee, based on the achievement of performance metrics approved by the Compensation Committee.

The Company may terminate the Corden-Lloyd Agreement without cause, or in relation to a change of control at any time and Mr. Corden-Lloyd may terminate the Corden-Lloyd Agreement for good reason (as defined in the agreement), and in each such case the Company shall pay Mr. Corden-Lloyd severance pay (in lieu of notice) equal to 12 months of Mr. Corden-Lloyd’s base fee (as at the date of notice of termination) plus an additional amount equal to the aggregate annual bonuses paid to Mr. Corden-Lloyd over the preceding 12 months (from the date of notice of termination) plus a prorated payment on account of any annual bonus targets already met by Mr. Corden-Lloyd as of the date of notice of termination for all active services rendered up to that date (calculated at target). Mr. Corden-Lloyd shall be entitled to exercise any vested stock options until the earlier of 1) the option expiry date or 2) a date which is 12 months from the effective date of termination, and if so required, the Company shall extend the option expiry date accordingly.

In the event of termination by the Company for cause or by Mr. Corden-Lloyd without good reason, Mr. Corden-Lloyd shall not be entitled to any severance pay or any other payments, and none of the unvested equity incentives granted to Mr. Corden-Lloyd shall vest.

Mr. Corden-Lloyd shall not be entitled to any minimum termination entitlements required by the ESA, and no minimum termination entitlements contemplated in the ESA shall apply to the Corden-Lloyd Agreement.

All equity incentives granted to Mr. Corden — Lloyd will be subject to accelerated vesting upon a change of control, upon termination by the Company without cause, or death of Mr. Corden — Lloyd.

Christopher Bull, Marc Balkin, Dr Seth Feuerstein, Graham Patrick — Letters of Appointment (Non-Executive Directors)

Each of Christopher Bull, Marc Balkin, Dr Seth Feuerstein and Graham Patrick have entered into letters of appointment on identical terms in their positions as non-executive directors (“NED”). Each of Mr. Bull, Mr. Balkin and Dr Feuerstein’s respective appointments under these letters are for an initial term commencing January 25, 2024 until the date of the first annual general meeting of the Company, unless terminated earlier by either party giving to the other one month’s prior written notice. Mr. Patrick’s appointment took effect December 1, 2025, until the date of this Meeting at which his appointment, along with the appointments of Mr. Balkin and Dr Feuerstein, shall be tabled. Each NED’s appointment is further subject to the Company’s articles of association, and re-election to the board by the Company’s shareholders at the first annual general meeting of the Company.

Each NED is compensated for their services as a non-executive director in accordance with the compensation, annual bonus and long-term incentive policy adopted by the Board on February 2, 2024, as supplemented by the performance metrics to be approved by the Compensation Committee of the Company in accordance with the Company’s rules and policies governing performance and bonus schemes (still to be adopted). Each of Mr. Patrick and Dr. Feuerstein earn US$2,500 per month / US$30,000.00 per annum. Mr. Balkin earns US$16,667 per month / US$200,000 per annum. Mr. Balkin and Dr. Feuerstein have been allocated 7,762 RSUs as equity / long-term incentive awards each. Mr. Bull resigned as director effective December 1, 2025.

STATEMENT OF CORPORATE GOVERNANCE MATTERS

Corporate Governance

We have structured our corporate governance in a manner we believe will closely align our interests with those of our shareholders. Notable features of this corporate governance include:

•        we have a majority of independent directors on our Board, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

•        we have an audit committee that consists of three independent directors, at least one of whom qualifies as an “audit committee financial expert” as defined by the SEC; and

•        we have implemented a range of other corporate governance practices, including implementing a robust director education program.

Number and Terms of Office of Officers and Directors

Our officers are appointed by the board of directors. Our board of directors is authorized to appoint officers as it deems appropriate. Our Board currently consists of 5 members, and pursuant to our Articles of Incorporation, may consist of a maximum of 10 members and a minimum of 3 members.

Independence of our Board of Directors

Three of our five directors are independent directors and our Board has an independent audit committee. The Board determines which members are “independent.” The Board has determined that each of Messrs. Balkin, Patrick and Feuerstein is “independent” as such term is defined under the Exchange Act and the rules of Nasdaq.

Committees of the Board of Directors

The Board directs the management of our business and affairs and conducts its business through meetings of the Board and standing committees. The Company has audit, compensation and nominating and governance committees, each of which operates under a written charter.

In addition, from time to time, special committees may be established under the direction of the Board when the Board deems it necessary or advisable to address specific issues. Current copies of the Company’s committee charters will be posted on the Company’s website, as required by applicable SEC and Nasdaq rules. The information on or available through any of such website is not deemed incorporated in this Circular and does not form part of this Circular.

Audit Committee

Our audit committee (the “Audit Committee”) consists of Marc Balkin, Graham Patrick and Dr. Seth Feuerstein. Mr. Balkin is an “audit committee financial expert” within the meaning of SEC regulations. Mr. Balkin serves as the chairperson of the Audit Committee. Each member of the Audit Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the Board will examine each Audit Committee member’s scope of experience and the nature of their employment.

The Company has adopted an audit committee charter, which details the principal functions of the Audit Committee, including:

•        monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

•        reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

•        overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

•        reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

•        providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our Board, including Sarbanes-Oxley Act implementation, and making recommendations to our Board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

Our compensation committee (the “Compensation Committee”) consists of Marc Balkin, Graham Patrick and Dr. Seth Feuerstein. The chair of the compensation committee is Graham Patrick.

The Compensation Committee is governed by a written charter approved by the Board. The charter of the Compensation Committee permits the Compensation Committee to engage outside consultants and to consult with human resources consultants when appropriate to assist in carrying out its responsibilities. Compensation consultants have not been engaged by the Company to recommend or assist in determining the amount or form of compensation for any current executive officers or directors of the Company. The Compensation Committee may also obtain advice and assistance from internal or external legal, accounting, or other advisers selected by the Compensation Committee. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) consists of Marc Balkin, Graham Patrick and Dr. Seth Feuerstein. The chair of the Nominating and Corporate Governance Committee is Marc Balkin.

The Nominating and Corporate Governance Committee is governed by a written charter approved by the Board. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the Board for consideration and reviewing our corporate governance policies.

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

Corporate Governance Practices and Foreign Private Issuer Status

The Company is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, the Company is permitted to follow the corporate governance practices of its home country in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, the Company is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. The Company is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the Company’s securities.

In addition, as a “foreign private issuer”, the Company is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. The Company currently intends to follow some, but not all, of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements of the Company that it does follow, the Company cannot give assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow the Company to follow its home country practice. Unlike the requirements of Nasdaq, the Company is not required, under the corporate governance practice and requirements in Ontario, to have its board consist of a majority of independent directors, nor is the Company required to have a compensation committee, a nominating or a corporate governance committee consisting entirely of independent directors, or to have regularly scheduled executive sessions with only independent directors each year. Such home country practices may afford less protection to holders of Common Shares.

The Company intends to rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings and with respect to Nasdaq shareholder approval rules. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 331∕3% of the total issued and outstanding voting power of our shares at each general meeting, pursuant to our bylaws, the quorum required for a general meeting will consist of at least two shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares.

Limitation on Liability and Indemnification of Officers and Directors

Section 136 of the Business Corporations Act (Ontario) (the “OBCA”) governs the indemnification of directors and officers of a corporation and provides that a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation shall not indemnify an individual unless the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request. If the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, a corporation shall not indemnify an individual unless the individual had reasonable grounds for believing that the individual’s conduct was lawful.

The Company has entered into indemnification agreements with each director and officer of the Company in accordance with the provisions of the OBCA cited above, which are incorporated into such agreements. Under the indemnification agreements the termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the individual did not act honestly and in good faith and with a view to the best interests of the corporation or that the individual had reasonable cause to believe that his or her conduct was unlawful. To the extent permissible by law, there shall be a presumption that the individual acted honestly and in good faith and with a view to the best interests of the corporation and that the individual had no reasonable cause to believe that his or her conduct was unlawful in the absence of fraud unless a question of law is involved.

Non-Employee Director Compensation

In connection with the consummation of the Business Combination, the Board has adopted a non-employee director compensation policy designed to align compensation with the Company’s business objectives and the creation of shareholder value, while enabling the Company to attract and retain directors to contribute to the Company’s long-term success.

Cash and Equity Compensation

The Company’s Compensation Committee approved the named executive officers’ compensation at its first meeting. Following the Business Combination, compensation arrangements for the Company’s executive officers was determined based on the compensation policies, programs and procedures established by the Compensation Committee, which entailed: (i) for directors and executive officers (a) market related base annual salaries or fees, (b) annual cash bonuses based on a target percentage of such base annual salaries or fees based on the achievement of performance metrics approved by the Compensation Committee, (c) a sign-on award in the form of RSUs, which may be converted into Common Shares and which are subject to a trading lock-up period as well as a clawback policy and (d) long-term equity awards in the form of RSUs based on a multiple of such base annual salaries or fees, and (ii) for non-executive directors (y) a fixed monthly fee and (z) long-term equity awards in the form of RSUs based on a multiple of such fixed monthly fee.

For information regarding share options granted to Psyence’s directors and executive officers, see the section entitled “Director and Executive Compensation.”

Indemnification Agreements

The Company has entered into indemnification agreements with each of its officers and directors. Under these agreements, the Company may agree to indemnify its directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer (as the case may be) of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the last completed financial year and up to the date hereof, no director, executive officer or employee or former executive officer, director, or employee of the Corporation or any of its subsidiaries has been indebted to the Corporation.

OTHER INFORMATION

Registrar and Transfer Agent

The registrar and transfer agent of the Corporation is Continental Stock Transfer & Trust Co., 1 State Street, New York, NY, 10004.

Related Party Transactions

Psyence Labs Ltd. (PsyLabs)

On August 15, 2025, the Company entered into a subscription agreement (“PsyLabs Subscription Agreement”) with PsyLabs, a private entity in which the Company has invested. Pursuant to the PsyLabs Subscription Agreement, PsyLabs agreed to issue to the Company 1,750 shares of PsyLabs at a price per share of $2,000, for an aggregate purchase price of $3,500,000. The transaction closed on September 1, 2025. Certain executives, including the Executive Chairman, the Chief Financial Officer and the General Counsel, and an independent director, of the Company provide consulting services to PsyLabs in exchange for consulting fees. Such individuals, together with the Company’s Chief Executive Officer, own less than 5% of the outstanding shares of PsyLabs in the aggregate. Certain of these individuals are also members of the board of directors of wholly-owned subsidiaries of PsyLabs.

On April 15, 2025 the Company entered into a second subscription agreement with PsyLabs, pursuant to which PsyLabs agreed to issue to the Company 250 shares of PsyLabs at a price per share of $2,000, for an aggregate purchase price of $500,000. The transaction closed on June 30, 2025.

In parallel with the additional financial commitment in PsyLabs in April 2025, the Company secured an exclusive right of first refusal in respect of the worldwide supply of pharmaceutical-grade, nature-derived ibogaine. Under this agreement, PsyLabs will grant the Company the right of first refusal to acquire the exclusive rights to a dedicated supply of ibogaine for evaluation in the treatment of Substance Use Disorder (SUD), including Alcohol Use Disorder (AUD).

On September 17, 2024, the Company entered into a share purchase agreement (the “Psylabs Purchase Agreement”) with Psyence Group Inc. (“PGI”), pursuant to which the Company agreed to acquire from PGI, 1,000 ordinary shares, par value $0.01 per share, of PsyLabs, representing approximately 11.3% of PsyLabs’ issued and outstanding equity at the time of closing.

On September 3, 2024, the Company entered into a license agreement (the “Psylabs License Agreement”) with the UK based subsidiary of PsyLabs, Psyence UK Group Ltd (“PsyLabs UK”). Pursuant to the Psylabs License Agreement, PsyLabs UK granted the Company exclusive, worldwide, royalty-bearing rights, with the right to grant sublicenses (subject to specified restrictions), to develop, conduct clinical trials for, and commercialize proprietary psilocybin standardized extract — based active pharmaceutical ingredients and a final dosage form suitable for human consumption for alcohol use disorder and substance use disorder (the “Fields of Use”). In consideration, the Company agreed to pay PsyLabs UK (per Field of Use): (i) $73,000 on the earlier of July 31, 2026 or regulatory authorization to commence a trial; (ii) $75,000 upon PsyLabs UK’s ability to deliver a fully formulated licensed product approved for use in the Company’s elected trials; (iii) $292,000 upon submission and approval of a Phase III clinical trial application (or equivalent) and product provision; and (iv) $584,000 upon first marketing approval and $292,000 upon each subsequent marketing approval. The Company will also pay a royalty of 10% of net sales commencing upon first commercial sale, and an annual fee of $146,000 per Field of Use beginning on the date of the Company’s Phase II clinical study report, which is creditable against royalties. The exclusivity of each Field of Use may terminate if the Company has not made commercially reasonable efforts to commence any trials in that Field of Use by December 31, 2026 or if, from January 1, 2030 onward, the Company fails to pay a minimum of $73,000 in annual royalties for that Field of Use. The Psylabs License Agreement includes customary representations, warranties, conditions and indemnities of the parties. Psylabs is an affiliate as described above.

The Company’s shareholding interest in PsyLabs as at the date of this Circular is 16.46%.

Psyence Group Inc (PGI)

On January 25, 2024, the Corporation issued an unsecured convertible promissory note to PGI (the “PGI Note”), in the principal amount of $1,610,657, which is equal to the total amount owed to PGI in connection with loans PGI had previously made to the Corporation. The PGI Note bears no interest, and (i) $150,000 of the principal balance of the PGI Note was payable on the date of the Closing and (ii) $1,460,657 of the principal balance of the PGI Note will be payable on the date that is the one-year anniversary after the Business Combination, or January 25, 2025. On or prior to the maturity date, at the option of PGI, any amounts outstanding under the PGI Note may be converted into securities of the Corporation or securities of its affiliate, at a conversion price and with terms to be mutually agreed; provided however, such conversion price and terms shall not be less favorable to the conversion price and terms agreed by the parties to the NCAC Replacement Note (as described below).

On January 25, 2024, NCAC issued an unsecured convertible promissory note to the Sponsor (the “NCAC Replacement Note”), in the principal amount of $1,615,501, which is equal to the total amount owed to Sponsor under certain existing promissory notes previously issued by NCAC to the Sponsor (the “Existing Notes”). The NCAC Replacement Note bears no interest, and (i) $100,000 of the principal balance of the NCAC Replacement Note was payable on the date of the Closing and (ii) $1,515,501 of the principal balance of the NCAC Replacement Note will be payable on the date that is the one-year anniversary after the Business Combination, or January 25, 2025. On or prior to the maturity date, at the option of Sponsor, any amounts outstanding under the NCAC Replacement Note may be converted into securities of the Corporation or securities of its affiliate, at a conversion price and with terms to be mutually agreed; provided however, such conversion price and terms shall not be less favorable to the conversion price and terms agreed by the parties to the PGI Note. Upon receipt by Sponsor of the NCAC Replacement Note, any and all obligations owing by NCAC under the Existing Notes was satisfied and discharged in full and the respective Existing Notes immediately and automatically terminated and will be of no further effect.

Effective September 30, 2024, the Corporation entered into swap agreements with each of the Sponsor and PGI (the “Swap Agreements”). Pursuant to the Swap Agreements, the Company has agreed to issue to the Sponsor and PGI 3,231,002 Common Shares and 2,075,920 Common Shares, respectively, at a price of $0.50 per Common Share. In exchange therefor, the Sponsor has agreed to discharge the entire obligation of $1,615,501 due under Existing Notes and PGI has agreed to discharge a portion of the obligation due under the PGI Note. In the event that the average volume-weighted average price, or VWAP, for the ten trading days prior to January 15, 2025 is lower than $0.50, the

Corporation is also required to make a “make whole payment” in cash or Common Shares, as set forth in the respective Swap Agreements. The Corporation has agreed to register the resale of the Common Shares, as set forth in the Swap Agreements.

Each Swap Agreement contains customary representations, warranties and covenants of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the Swap Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Swap Agreements.

Equity Incentive Plans

See “General Description of Psyence Biomedical Ltd. 2023 Equity Incentive Plan”.

Employment Agreements and Indemnification Agreements

See “Executive Compensation — Employment, Consulting and Management Agreements” and “Management — Limitation on Liability and Indemnification of Officers and Directors.”

Related Party Transaction Policy

The Board has adopted a written related party transaction policy, which sets forth the policies and procedures for the review and approval or ratification or related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which the Corporation or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest.

A “Related Person” means:

•        any person who is, or at any time during the applicable period was, one of the Corporation’s officers or one of the Corporation’s directors or officers;

•        any person who is known by the Corporation to be the beneficial owner of more than five percent (5%) of its voting stock;

•        any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than five percent (5%) of its voting stock; and

•        any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a ten percent (10%) or greater beneficial ownership interest.

The Corporation has policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee will have the responsibility to review related party transactions.

Interest of Informed Persons in Material Transactions

Except as disclosed in this Circular or the Schedules hereto, none of the informed persons of the Corporation (as defined in National Instrument 51-102), nor any of the Corporation’s principal holders of Common Shares, directors, senior officers, or any associate or affiliate of the foregoing persons, have any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation.

Interests of Certain Persons in Matters to be Acted Upon

Except for Service Provides (as defined in the 2023 Plan), including our directors, officers, and senior managers who may be granted securities pursuant to the 2023 Plan and except as otherwise disclosed in this Circular or the Schedules hereto, none of the Corporation’s principal holders of Common Shares, directors, senior officers, or any associate or affiliate of the foregoing persons, have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

Additional Information

Additional information relating to the Corporation is available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed without charge at www.sedar.com as well as through the U.S. Security and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system which can be accessed at www.sec.gov. Financial information on the Corporation is provided in the comparative financial statements and management discussion and analysis of the Corporation for its most recently completed financial year which can also be accessed at www.sedar.com, www.sec.gov, or which may be obtained upon request to the Corporate Secretary at 121 Richmond Street West, Penthouse 1300, Toronto, Ontario M5K 2K1.

Availability of Annual Report and Audited Financial Statements

PBM (the “Company”) has filed its annual report on Form 20-F for the fiscal year ended March 31, 2025 (the “Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The Annual Report, including the Company’s audited consolidated financial statements and related management’s discussion and analysis, is publicly available on the SEC’s EDGAR website at www.sec.gov.

The Annual Report is also available on the Company’s website at psyencebiomed.com/investors/financials/.

Paper copies. The Company will provide to any shareholder, free of charge upon request, a paper copy of the Annual Report (including the audited financial statements) by contacting: Corporate Secretary, Psyence Biomedical Ltd., 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario M5H 2K1, Canada; Tel: +1-416-477-1708; Email: ir@psyencebiomed.com. If you wish to receive a paper copy in connection with the Meeting, your request should be received no later than January 12, 2026.

APPROVAL OF DIRECTORS

The contents and sending of this Information Circular to the Shareholders of the Corporation have been approved by the Board.

DATED at Toronto, Ontario as of the 2nd day of January 2026.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Jody Aufrichtig
Jody Aufrichtig Chief Executive Officer & Director

ISSUER FINANCIAL STATEMENTS

Please see attached

Psyence Biomedical Ltd.

Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended September 30, 2025 and 2024

Expressed in United States Dollars

(USD $)

PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

Condensed Consolidated Interim Statements of Financial Position

As at September 30, 2025 and March 31, 2025

USD $	Note	As at September 30, 2025 (Unaudited)	As at March 31, 2025 (Audited)
ASSETS
Current assets
Cash and cash equivalents	5	7,149,985	6,135,166
Restricted cash	5	47,191	35,964
Other receivables		174,187	137,348
Prepaids		258,092	251,796
Total current assets		7,629,455	6,560,274
Non-current assets
Equipment	6	8,690	11,096
Investment in Psyence Labs Ltd	13	5,172,000	745,000
TOTAL ASSETS		12,810,145	7,316,370

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	7	644,700	394,270
Derivative warrant liabilities	9	298,368	200,096
TOTAL LIABILITIES		943,068	594,366

SHAREHOLDERS EQUITY
Share Capital	12	68,884,610	61,752,305
Accumulated Deficit		(58,439,936)	(56,447,204)
Warrant Reserve		1,065,705	1,065,705
Options Reserve	12	9,445	—
Reserves		347,253	351,198
TOTAL SHAREHOLDERS EQUITY		11,867,077	6,722,004
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		12,810,145	7,316,370

Approved on behalf of Board of Directors

“Jody Aufrichtig”	“Warwick Corden-Lloyd”
Chief Executive Officer and Director	Chief Financial Officer and Director

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

PSYENCE BIOMEDICAL LTD. Condensed Consolidated Interim Financial Statements (unaudited)

Condensed Consolidated Interim Statements of Net Income/(Loss) and Comprehensive Income/(Loss)

For three and six months ended September 30, 2025 and 2024

USD $	Note	Three months ending September 30, 2025	Three months ending September 30, 2024	Six months ending September 30, 2025	Six months ending September 30, 2024
Expenses
Sales and marketing		48,670	273,768	154,976	320,708
Research and development		357,444	265,626	672,364	265,626
General and administrative		217,225	243,044	367,070	536,140
Professional and consulting fees		881,638	373,664	1,223,637	808,872
Loss before other items		(1,504,977)	(1,156,102)	(2,418,047)	(1,931,346)

Other items
Depreciation	6	(1,330)	(1,016)	(2,634)	(1,789)
Interest expense		(2,753)	(3,715)	(5,125)	(3,715)
Interest income		72,815	—	103,341	—
Other income		—	—	2,533	—
Foreign exchange gain/(loss)		257	1,661	(1,528)	1,786
Fair value gain on convertible note	8	—	1,585,739	—	4,437,063
Fair value (loss)/gain on warrant liability	9	(58,016)	1,678	(98,272)	745,428
Fair value loss on promissory notes	10	—	(101,708)	—	(101,708)
Fair value loss on warrant exchange	9	—	(185,064)	—	(185,064)
Fair value gain on investment in Psyence Labs Ltd	13	740,750	—	427,000	—
NET INCOME/(LOSS)		(753,254)	141,473	(1,992,732)	2,960,655

Other comprehensive income/(loss)
Foreign exchange (loss)/gain on translation		636	(99,628)	(3,945)	(101,040)
TOTAL COMPREHENSIVE INCOME/(LOSS)		(752,618)	41,845	(1,996,677)	2,859,615

Profit/(Loss) per share
– basic		(0.51)	4.07	(1.88)	102.28
– diluted		(0.51)	4.07	(1.88)	102.26
Weighted average number of outstanding shares
– basic		1,481,527	34,722	1,059,410	28,947
– diluted		1,481,527	34,731	1,059,410	28,951

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

Condensed Consolidated Interim Statements of Changes in Shareholder Equity

For the six months ended September 30, 2025 and 2024

USD $	Note	Number of shares	Share capital	Warrant reserve	Options Reserve	Reserves	Deficit	Total shareholders’ equity (deficit)
Opening balance as at April 1, 2024		22,402	46,125,397	—	—	361,057	(57,458,994)	(10,972,540)
Issuance of shares to third party advisors	12	586	241,379	—	—	—	—	241,379
Issuance of shares for convertible note	12	19,209	4,129,524	—	—	—	—	4,129,524
Issuance of shares for ELOC, net of issuance costs	11	23,830	1,721,636	—	—	—	—	1,721,636
Issuance of shares for warrant exchange	9/12	1,104	192,060	—	—	—	—	192,060
Issuance of shares for promissory notes	10	8,878	530,692	—	—	—	—	530,692
Issuance of warrants	8	—	—	42,528	—	—	—	42,528
Net profit for the period		—	—	—	—	—	2,960,655	2,960,655
Other comprehensive loss		—	—	—	—	(101,040)	—	(101,040)
Balance, September 30, 2024		76,009	52,940,688	42,528	—	260,017	(54,498,339)	(1,255,106)

Opening balance as at April 1, 2025		568,021	61,752,305	1,065,705	—	351,198	(56,447,204)	6,722,004
Issuance of shares to third party advisors	12	15,242	60,000	—	—	—	—	60,000
Issuance of shares for ELOC, net of issuance costs	11/12	1,283,950	7,055,421	—	—	—	—	7,055,421
Share based compensation	16	—	—	—	26,329	—	—	26,329
Exercise of RSU’s	12	4,838	16,884	—	(16,884)	—	—	—
Net loss for the period		—	—	—	—	—	(1,992,732)	(1,992,732)
Other comprehensive loss		—	—	—	—	(3,945)	—	(3,945)
Balance, September 30, 2025		1,872,051	68,884,610	1,065,705	9,445	347,253	(58,439,936)	11,867,077

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

PSYENCE BIOMEDICAL LTD. Condensed Consolidated Interim Financial Statements (unaudited)

Condensed Consolidated Interim Statements of Cash Flows

For the six months ended September 30, 2024 and September 30, 2023

	Note	Six months ending September 30, 2025	Six months ending September 30, 2024
Net (loss)/ income		(1,992,732)	2,960,655
Non-cash adjustment:
Fair value gain on convertible note	8	—	(4,437,063)
Fair value loss/(gain) on derivative warrant	9	98,272	(745,428)
Fair value loss on promissory notes	10	—	101,708
Fair value loss on warrant exchange	12	—	185,064
Fair value gain on investment in Psyence Labs Ltd	13	(427,000)	—
Third party advisors share issuance	12	60,000	241,379
Share based compensation	16	26,329	—
Depreciation	6	2,634	1,789
Foreign exchange		(3,945)	(9,969)

Changes in working capital:
Other receivables		(36,839)	(83,333)
Prepaids		(6,296)	165,965
Accounts payable and accrued liabilities	7	250,430	103,356
Cash used in operating activities		(2,029,147)	(1,515,877)

Additions to equipment	6	(228)	(6,428)
Investment in Psyence Labs Ltd	13	(4,000,000)	—
Increase in restricted cash	5	(11,227)	—
Cash used for investing activities		(4,011,455)	(6,428)

Proceeds received from convertible note	8	—	1,000,000
Net proceeds received from ELOC	11	7,055,421	1,721,636
Cash provided from financing activities		7,055,421	2,721,636

Change in cash and cash equivalents		1,014,819	1,199,331
Cash and cash equivalents, beginning of period		6,135,166	733,188
Cash and cash equivalents, end of period		7,149,985	1,932,519

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

PSYENCE BIOMEDICAL LTD. Condensed Consolidated Interim Financial Statements (unaudited)

Notes to the Condensed Consolidated Interim Financial Statements

1. Nature of operations and going concern

Psyence Biomedical Ltd. (the “Company” or “PBM”), is a life science biotechnology company traded on the Nasdaq exchange (NASDAQ: PBM) that is focused on the development of botanical (nature derived, or non-synthetic) psilocybin-based psychedelic medicines. The Company is working towards developing psychedelic therapeutics to treat mental health disorders. The Company is currently conducting research through clinical trials to evaluate the safety and effectiveness of natural psilocybin in treating adjustment disorder in patients with a cancer diagnosis in a palliative care context (the “Clinical Trials”).

The Company’s registered office is at 121 Richmond Street West, PH Suite 1300, Toronto, Ontario M5H 2K1.

On November 26, 2024, the Company consolidated its common shares and warrants on the basis of 75:1.

On May 5, 2025, the Company consolidated its common shares and warrants on the basis of 7.97:1. All prior share capital information has been presented based on these ratios.

2. Basis of presentation

Statement of compliance

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual consolidated financial statements prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standard Board (“IFRS”) have been condensed or omitted and these Unaudited Condensed Consolidated Interim Financial Statements should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended March 31, 2025 and March 31, 2024. These Unaudited Condensed Consolidated Interim Financial Statements follow the same accounting policies, estimates, and methods of application as our most recent annual consolidated financial statements.

The Condensed Consolidated Interim Financial Statements were authorized for issue on November 20, 2025 by the directors of the Company.

Basis of consolidation

These Condensed Consolidated Interim Financial Statement incorporate the accounts of PBM and its subsidiaries performing Clinical Trials. A subsidiary is an entity controlled by PBM and its results are consolidated into the financial results of the Company from the effective date of control up to the effective date of loss of control.

Control exists when an investor is exposed, or has the rights, to variable returns from the involvement with the investee and has liability to affect those returns through its power over the investee.

PSYENCE BIOMEDICAL LTD. Condensed Consolidated Interim Financial Statements (unaudited)

The subsidiaries of PBM as at September 30, 2025 and March 31, 2025 for the purpose of these Condensed Consolidated Interim Financial Statements are as follows:

Name of entity	Place of incorporation	% ownership	Accounting method
Psyence Australia Pty Ltd.	Australia	100%	Consolidated
Pysence Biomed II Corp.	Canada	100%	Consolidated
Newcourt Acquisition Corp.	Cayman Islands	100%	Consolidated

Inter-company balances and transactions are eliminated upon consolidation.

Functional and presentation currency

These Condensed Consolidated Interim Financial Statements are presented in United States Dollars (“USD $”), which is also PBM’s functional currency. The USD $ represents the currency of the Company’s funding and is the currency of the primary economic environment in which the Company operates in, except for the Company’s Australian subsidiary which has an Australian Dollar functional currency.

3. Material accounting policies

These Condensed Consolidated Interim Financial Statements follow the same accounting policies, estimates, and methods of application as our most recent Annual audited Consolidated Financial Statements.

Accounting Standards Issued But Not Yet Effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended September 30, 2025, and have not been early adopted in preparing these consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 — Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. The key new concepts introduced in IFRS 18 relate to the structure of the statement of earnings (loss), required disclosures in the financial statements for certain earnings or loss performance measures that are reported outside an entity’s financial statements and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027, and also applies to comparative information. The Company is still in the process of assessing the impact of this standard on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates and are not expected to have a significant impact on the Company’s consolidated financial statements.

4. Critical accounting estimates and judgements

These Condensed Consolidated Interim Financial Statements follow the same accounting policies, estimates, and methods of application as our most recent Annual audited Consolidated Financial Statements.

PSYENCE BIOMEDICAL LTD. Condensed Consolidated Interim Financial Statements (unaudited)

5. Cash, restricted cash and cash equivalents

Cash and cash equivalents include the following amounts:

	September 30, 2025	March 31, 2025
Unrestricted cash held with chartered banks	7,149,985	6,135,166
Restricted cash	47,191	35,964
Total	7,197,176	6,171,130

•        unrestricted cash held with chartered banks and

•        the Company entered into a cash collateral agreement with a major chartered bank in Canada with regards to a credit card facility against which the Company deposited Canadian Dollars $65,000 (March 31, 2025 — Canadian Dollars $50,000) in a guaranteed investment certificate with the bank. Amounts are presented as restricted cash on the statements of financial position.

6. Equipment

Computer equipment
Cost
Opening balance, April 1, 2024	5,727
Additions	6,428
At September 30, 2024	12,155
At March 31, 2025	15,604
Additions	228
At September 30, 2025	15,832

Accumulated Depreciation
Opening balance, April 1, 2024	(240)
Charge for the period	(1,789)
At September 30, 2024	(2,029)
At March 31, 2025	(4,508)
Charge for the period	(2,634)
At September 30, 2025	(7,142)

Carrying Value
At March 31, 2025	11,096
At September 30, 2025	8,690

PSYENCE BIOMEDICAL LTD. Condensed Consolidated Interim Financial Statements (unaudited)

7. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities include the following amounts:

	September 30, 2025	March 31, 2025
Trade payables	235,868	261,937
Accrued liabilities	104,936	50,481
Provisions	303,896	81,852
Total	644,700	394,270

8. Convertible note liability

On January 15, 2024, the Company and Psyence Biomed II entered into the Securities Purchase Agreement with the Investors and the NCAC Sponsor, relating to up to four senior secured convertible notes obligations under which are guaranteed by certain assets of the Company and Psyence Biomed II, issuable to the Investors at or after the Closing, as the case may be, for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in cash subscription amounts (the “Convertible Note Financing”).

The First Tranche Notes, for an aggregate of $3,125,000 principal, were delivered by the Company to the Investors on January 25, 2024, in exchange for an aggregate of $2,500,000 in financing. On the original issuance date of the First Tranche Notes, interest began accruing at 8.0% per annum based on the outstanding principal amount of the First Tranche Notes and is payable monthly in arrears in cash or in common shares of the Company. The maturity date of the First Tranche Note was January 25, 2027.

The Second Tranche Notes, for an aggregate of $1,000,000 principal, were delivered by the Company to the Investors between May and July 2024, in exchange for an aggregate of $1,250,000 in financing. On the original issuance date of the Second Tranche Notes, interest began accruing at 8.0% per annum based on the outstanding principal amount of the Second Tranche Notes and is payable monthly in arrears in cash or in common shares of the Company at the Conversion Price. The maturity date of the First Tranche Notes is May 31, 2027.

The Company designated the entire instrument as FVTPL.

On August 20, 2024, the Company and the Investor entered into an addendum to the Securities Purchase Agreement (the “Addendum”). Under the provisions of the Addendum, the First and Second Trance Notes would be extinguished by the Company issuing common shares within the conversion limits detailed in the Securities Purchase Agreement.

PSYENCE BIOMEDICAL LTD. Condensed Consolidated Interim Financial Statements (unaudited)

As a consideration to the Investor entering into the Addendum, the Company issued to the Investor 1,673 common shares valued at $523,000 based on the market price of the common shares on the date of issuance and 837 warrants to acquire common shares of the Company with a two-year expiry, exercisable at $298.88 per share. The warrants were valued at $42,528 using the Black-Scholes pricing model with the following assumptions:

Warrant Inputs at August 20, 2024
Share price	$312.62
Expected dividend yield	Nil
Exercise price	298.88
Risk-free interest rate	3.93%
Expected life	2.00
Expected volatility	17.7%
Expiry date	August 20, 2026

The fair value of shares and warrants issued pursuant to the Addendum as detailed above, was recorded in the condensed consolidated interim statements of income/(loss) and comprehensive income/(loss) as part of the fair value gain on convertible note.

The First Tranche Note was fully converted into common shares as of September 30, 2024.

Second Tranche Note:    $1,087,790 of the $1,250,000 principal was converted by September 30, 2024, leaving an outstanding principal balance of $162,210.

The total additions to equity on conversion were $3,606,524.

The Company measured the fair value of the convertible loan liability before each conversion using Monte Carlo valuation model with the following main assumptions: expected dividend yield 0%, exercise price $224.22 – $320.45, risk free interest rate 3.63% – 5.23%, expected life 0.1 – 2.7 years.

The fair value of the convertible notes was estimated using a combined discounted cash flow approach and Monte Carlo simulation with the following assumptions as of September 30, 2024.

Inputs
Share price	59.78
Conversion price	224.20
Prepayment Amount	130%
Discount rate shares	3.63%
Discount rate cash	17.47%
Volatility annual	100%
Volatility daily	6.30%
Risk free annual	3.63%

The fair value was calculated to be $nil as of September 30, 2025 ($48,281 September 30, 2024). A fair value gain of $nil was recognized during the period end September 30, 2025 ($4,437,063, September 30, 2024).

PSYENCE BIOMEDICAL LTD. Condensed Consolidated Interim Financial Statements (unaudited)

9. Derivative warrant liabilities

The Company has two classes of warrant liabilities outstanding: Public Warrants and Private Warrants. As of September 30, 2025 and March 31, 2025, there were 20,762 warrants issued and outstanding, consisting of 19,808 Public Warrants and 954 Private Warrants. Each warrant is exercisable to purchase one common share at a price of $6,874.13 per share.

During the period ended September 30, 2024, the Company entered into the Warrant Exchange Agreement. Pursuant to the Warrant Exchange Agreement, the Company issued to the Holder 1,104 Common Shares in exchange for the surrender and cancellation of 1,104 Public Warrants held by the Holder. The warrants exchange resulted in a loss of $185,064 which was recorded in the condensed consolidated interim statements of income/(loss) and comprehensive income/(loss).

Public Warrants:    The fair value of the Public Warrants is determined based on the observable market price, as they continue to be traded on the Nasdaq under the symbol “PBMWW.” Changes in fair value during the periods ended September 30, 2025 and September 30, 2024, have been recognized in the condensed consolidated interim statements of income/(loss) and comprehensive income/(loss).

Private Warrants:    The Company utilizes a Black-Scholes options valuation model to value the private warrants at each reporting period, using the following main assumptions:

	Warrant Inputs at September 30, 2025	Warrant Inputs at March 30, 2025
Share price	$3.20	$4.78
Expected dividend yield	Nil	Nil
Exercise price	$6,874.13	$6,874.13
Risk-free interest rate	4.21%	4.21%
Expected life	4.00	4.00
Expected volatility	59.98%	59.98%
Expiry date	January 25, 2029	January 25, 2029

At September 30, 2025 the fair value of the Public and Private Warrants was $298,368 (September 30, 2024 – $149,184) and $nil (September 30, 2024 – $nil), respectively. A fair value loss of $98,272 (September 30, 2024 – $745,428 gain) was recognized on the condensed consolidated interim statements of income/(loss) and comprehensive income/(loss).

The expected volatility was based on implied volatility of the Public Warrants.

PSYENCE BIOMEDICAL LTD. Condensed Consolidated Interim Financial Statements (unaudited)

As at September 30, 2025, the derivative warrant liability was reconciled as follows:

Derivative warrant liability — Public and Private Warrants

	Number	Amount ($)
Opening balance April 1, 2024	21,866	901,608
Warrant exchange	(1,104)	(6,996)
Fair value gain	—	(745,428)
Balance as at September 30, 2024	20,762	149,184
Opening balance April 1, 2025	20,762	200,096
Fair value loss	—	98,272
Balance as at September 30, 2025	20,762	298,368

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Public Warrants		Private Warrants
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, April 1, 2024	20,912	$6,874.13	954	$6,874.13
Warrant exchange	(1,104)	$6,874.13	—	$6,874.13
Balance, September 30, 2024 and March 31, 2025	19,808	$6,874.13	954	$6,874.13
Balance, September 30, 2025	19,808	$6,874.13	954	$6,874.13

The following warrants were outstanding and exercisable at September 30, 2025:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable
January 25, 2024	January 25, 2029	$6,874.13	20,762	20,762

10. Promissory Notes

As at April 1, 2024, the Company had the following unsecured convertible promissory notes which bore no interest:

—     An unsecured convertible promissory note to Psyence Group Inc. (the “PGI Note”), in the principal amount of $1,460,657 which was payable on January 25, 2025. This note was convertible into shares at the option of Psyence Group Inc.

—     An unsecured convertible promissory note to the NCAC Sponsor (the “NCAC Note”), in the principal amount of $1,615,501, which was payable on January 25, 2025. This note was convertible into shares at the option of NCAC Sponsor.

Both notes were designated at FVTPL due to the embedded conversion features, as the conversion prices were not fixed.

As at April 1, 2024, the fair value of the PGI Note was $1,316,236 and the NCAC note was $1,474,256.

PSYENCE BIOMEDICAL LTD. Condensed Consolidated Interim Financial Statements (unaudited)

NCAC Note:    On September 30, 2024, the Company entered into Debt for Equity Exchange Agreement with NCAC Sponsor pursuant to which the Company issued 5,405 of common shares to extinguish the outstanding balance of NCAC Note, representing a conversion price of $298.88 per share.

In accordance with the Debt for Equity Exchange Agreements, as amended, the Company had to issue additional shares to NCAC Sponsor if the Company’s volume weighted average share price for the 10 days prior to November 26, 2024 was lower than $298.88 per share (“NCAC make whole payment”). The fair value of the NCAC make whole payment was measured using Monte Carlo pricing model and was estimated at $1,252,864 on September 30, 2024.

In December 2024, the Company issued 46,870 common shares to extinguish the NCAC make whole payment.

PGI Note:    On September 30, 2024, the Company entered into Debt for Equity Exchange Agreement with PGI pursuant to which the Company issued 3,473 of common shares to extinguish $1,307,960 of PGI Note, representing a conversion price of $298.88 per share.

On October 25, 2024, the Company entered into Debt for Equity Exchange Agreement with PGI pursuant to which the Company issued 1,414 of common shares to extinguish the remaining balance of PGI Note representing, a conversion price of $298.88 per share.

In accordance with the Debt for Equity Exchange Agreements entered into on September 30, 2024 and October 25, 2024, as amended, the Company would need to issue additional shares to PGI if the Company’s volume weighted average share price for the 10 days prior to November 26, 2024 is lower than $298.88 per share (“PGI make whole payment”). The fair value of the PGI make whole payment was measured using Monte Carlo pricing model and was estimated at $804,965 on September 30, 2024.

In December 2024, the Company issued 42,378 common shares to extinguish the PGI make whole payment.

Fair Value Adjustments: During the three and six months ended September 30, 2024, a total fair value gain of $101,708 (September 30, 2025 – $nil) was recognized in relation to the promissory notes and their conversions.

The fair value of the notes was calculated using a credit adjusted market borrowing rate.

11. ELOC

On August 28, 2024, the Company entered into a $25 million equity line of credit (ELOC) agreement with White Lion Capital, LLC, which was declared effective by the U.S. Securities and Exchange Commission (SEC). This agreement allows the Company to sell up to $25 million in shares over a 24-month period, subject to specific conditions outlined in the Purchase Agreement.

As part of the consideration for entering into the ELOC, the Company issued 292 common shares to White Lion as a commitment fee. These shares were accounted for as share issuance costs in the Condensed Consolidated Interim Statement of Changes in Equity.

During the six months ended September 30, 2025 the Company issued 1,283,950 (September 30, 2024 – 23,538) common shares for total consideration of $7,349,396 (September 30, 2024 – $1,891,030). Share issuance costs of $293,975 (September 30, 2024 – $278,141) consisted of $nil (September 30, 2024 – $187,500) ($93,750 not yet settled at September 30, 2024) share settled issuance costs and $293,975 (September 30, 2024 – $90,641) cash settled share issuance costs.

PSYENCE BIOMEDICAL LTD. Condensed Consolidated Interim Financial Statements (unaudited)

12. Share capital

a) Authorized

The Company is authorized to issue an unlimited number of Common Shares, each without par value.

b) Issued and outstanding

On November 26, 2024, the Company consolidated its common shares on the basis of 75:1.

On May 5, 2025, the Company consolidated its common shares and warrants on the basis of 7.97:1.

All common shares, warrants and value per share amounts have been updated to reflect the share consolidations.

As at September 30, 2025, there were 1,872,051 (September 30, 2024 – 76,009) issued and outstanding Common Shares.

		2025		2024
Common shares	Note	Number	Amount ($)	Number	Amount ($)
Opening balance April 1		568,021	61,752,305	22,402	46,125,397
Shares issued on conversion of convertible note		—	—	19,209	4,129,524
Shares issued for ELOC	11	1,283,950	7,349,396	23,830	1,999,777
Warrant exchange		—	—	1,104	192,060
Shares issued to third party advisors		15,242	60,000	586	241,379
Shares issued on conversion of promissory notes		—	—	8,878	530,692
Shares issued on RSU exercise		4,838	16,884	—	—
Share issuance costs		—	(293,975)	—	(278,141)
Balance as at September 30		1,872,051	68,884,610	76,009	52,940,688

Common shares

Issuance of shares to third party advisors

In May 2025 and in May and August 2024, the Company issued 15,242 and 586 common shares respectively to various third party advisors in exchange for professional services.

c) Profit/loss per share

The calculation of basic and diluted income/(loss) per share is based on the income/(loss) for the period divided by the weighted average number of shares in circulation during the period. In calculating the diluted loss per share, potentially dilutive shares such as warrants have been included.

PSYENCE BIOMEDICAL LTD. Condensed Consolidated Interim Financial Statements (unaudited)

d) Warrant Reserve

As at September 30, 2025, there were 261,188 (March 31, 2025 – 261,188) issued and outstanding Warrants.

The following warrants were outstanding and exercisable at September 30, 2025:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable
August 20, 2024	August 20, 2026	$298.88	837	837
December 24, 2024	December 24, 2029	$15.94	125,471	125,471
December 24, 2024	December 24, 2026	$15.94	125,471	125,471
December 24, 2024	December 24, 2029	$19.93	9,409	9,409

e) Restricted Stock Units (RSUs)

RSUs	2025	2024
	Number
Opening balance April 1	—	—
RSU’s granted	12,713	—
Exercised	(4,838)	—
Balance as at September 30,	7,875	—

On April 17, 2025, the Company issued 12,713 RSUs to directors, consultants and an employee which are exercisable into common shares of the Company at no additional cost and are to vest as follows:

•        4,838 exercisable on April 17, 2025

•        3,932 exercisable on April 17, 2026

•        3,943 exercisable on April 1, 2027

13. Psyence Labs Ltd. Investment

During the year ended March 31, 2025, the Company acquired 1,000 shares in Psyence Labs Ltd. (PsyLabs) in exchange for shares in the Company. PsyLabs is a private company headquartered in the British Virgin Islands. PsyLabs is focused on the production of psychedelic active pharmaceutical ingredients and extracts.

On April 15, 2025 the Company acquired an additional 250 shares in Psyence Labs Ltd for total consideration of $500,000 in cash.

On August 15, 2025 the Company acquired an additional 1,750 shares in Psyence Labs Ltd for total consideration of $3,500,000 in cash.

As at September 30, 2024, the Company held 17% of the outstanding shares in Psyence Labs Ltd.

Fair Value Assessment

As at September 30, 2025, the Company determined the fair value of its investment in PsyLabs to be $5,172,000, based on a recent arm’s length subscription transaction by a third-party investor at $1,724 (March 31, 2025 – $745) per PsyLabs share. This price was considered to represent a Level 2 input under the fair value hierarchy in accordance with

PSYENCE BIOMEDICAL LTD. Condensed Consolidated Interim Financial Statements (unaudited)

IFRS 13 — Fair Value Measurement, as it reflects observable market-based pricing for an identical equity instrument in an active negotiation with a market participant. The fair value hierarchy measurement was unchanged from March 31, 2025.

As a result, the Company recognized an unrealized fair value gain of $427,000 in the condensed consolidated statement of profit or loss and other comprehensive income for the period ended September 30, 2025, in accordance with IFRS 9 — Financial Instruments, as the investment is classified as a financial asset measured at fair value through profit or loss (FVTPL).

14. Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of natural health business, to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk level.

The Company manages its capital structure and adjusts it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may obtain additional funding from equity financing, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents on hand.

To facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period.

15. Transactions with related parties

All related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments. The Company incurred the following transactions with related parties during the periods ended September 30, 2025 and September 30, 2024:

Compensation to key management personnel

Key management personnel are those people who have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Directors.

Key Management Personnel	September 30, 2024	September 30, 2023
Short term benefits	469,346	448,016
Share based compensation	22,996	—
Total	492,342	448,016

PSYENCE BIOMEDICAL LTD. Condensed Consolidated Interim Financial Statements (unaudited)

Short term benefits consist of consulting fees, director’s fees, payroll and other benefits paid to key management personnel. This is included in the professional and consulting fees and general and administrative line items in the condensed consolidated interim statements of net loss and comprehensive loss.

16. Share based compensation

During the period ended September 30, 2025, $26,329 (September 30, 2024 – $nil ) was recognised for options and restricted stock units (“RSU’s”) granted by the Company under professional and consulting fees expenses and general and administrative expenses on the condensed consolidated interim statements of net loss and comprehensive loss.

17. Financial instruments and financial risk management

a) Financial instrument classification and fair value measurement

Financial instruments that are recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value of hierarchy has the following levels:

•        Level 1 — quoted prices in active markets for identical financial instruments.

•        Level 2 — quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in the markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•        Level 3 — valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The table below presents the carrying value of the Company’s financial instruments:

	Level 1	Level 2	Level 3	Total
Investment in Psyence Labs Ltd	—	2,235,000	—	2,235,000
Derivative warrant liabilities – public warrants	298,368	—	—	298,368
Balance, September 30, 2025	298,368	2,235,000	—	2,533,368
	Level 1	Level 2	Level 3	Total
Investment in Psyence Labs Ltd	—	745,000	—	745,000
Derivative warrant liabilities – public warrants	200,096	—	—	200,096
Balance, March 31, 2025	200,096	745,000	—	945,096

There were no transfers in and out of level 3 during the period.

PSYENCE BIOMEDICAL LTD. Condensed Consolidated Interim Financial Statements (unaudited)

b) Risk management

In the normal course of business, the Company is exposed to a variety of financial risks: credit risk, liquidity risk, foreign exchange risk and interest rate risk. These financial risks are subject to normal credit standards, financial controls, risk management as well as monitoring. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

Credit risk

Credit risk arises from cash and cash equivalents held with banks. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash and cash equivalents by depositing with only reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through an ongoing review of future commitments and cash balances available. Historically, the Company’s main source of funding has been through investments from its parent. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant equity or debt funding.

The following table set forth the maturity of the contractual obligations as at September 30, 2025 and after

	Carrying Amount	Contractual Cash Flows	Less than 1 year	Between 1 and 3 years
Accounts payable & accrued liabilities	644,700	644,700	644,700	—
Total contractual obligations	644,700	644,700	644,700	—

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has no significant interest-bearing assets or liabilities and therefore its income and operating cash flows are substantially independent of changes in market interest rates.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency.

As at September 30, 2025, a 10% fluctuation in foreign exchange rates would result in a $11,524 impact to net loss and comprehensive loss.

18. Subsequent Events

Subsequent to period end, the Company has received gross proceeds of $57,500 for the issuance of 20,000 common shares in relation to the ELOC.

On October 1, 2025, the Company issued 60,820 RSUs to directors, consultants and an employee. Of this grant 49,393 RSUs were issued to related parties.

PSYENCE BIOMEDICAL LTD

MANAGEMENT DISCUSSION AND ANALYSIS

For the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended September 30, 2025 and 2024

Psyence Biomedical Ltd. Management Discussion and Analysis

Operating and Financial review for the six-month periods ended September 30, 2025 and 2024

The following discussion of the results of our operations and our financial condition should be read in conjunction with the unaudited condensed consolidated financial statements included as Exhibit 99.1 to this report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information — D. Risk Factors” set forth in our Form 20-F filed with the SEC on June 25, 2025.

Business overview

Psyence Biomedical Ltd. (the “Company” or “PBM”), is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs, particularly in palliative care. The company is committed to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

We strive to set the global standard for excellence and consistency in drug development using nature-based psilocybin and ibogaine products. PBM’s priority is developing pharmaceutical grade psilocybin and ibogaine to help heal psychological trauma and the diagnosable disorders that can result therefrom, including adjustment disorder (“AjD”), alcohol use disorder (“AUD”), other substance use disorders, anxiety, depression, post-traumatic stress disorder (“PTSD”), and grief and bereavement, especially in the context of palliative care. Our focus includes therapeutic protocols for medical and scientific research including observational studies.

Our lead product candidate is PEX010, a capsule containing 25mg naturally sourced psilocybin and which is being used in our Phase IIb double-blind, randomized, placebo (1mg low dose) controlled clinical trial to assess the efficacy and safety of PEX010 in psilocybin-assisted psychotherapy for the treatment of AjD due to a cancer diagnosis (the “Phase IIb Study”).

We have contracted Southern Star Research, a CRO in Australia that specializes in the study of psychedelics, to conduct the Phase IIb Study Outsourcing the study to a CRO assists the company in operating in a more capital efficient manner without the overhead of handling in-house. The study has received ethics approval, and multiple patients have been dosed.

Operating results

Our key financials and operating highlights for the six months ended September 30, 2025 are:

Sales and marketing costs

For the six months period ended September 30, 2025, we incurred sales and marketing costs of $154,976, consisting primarily of expenses for investor relations activities, travel, content creation, promotional materials and website-related costs. This represents a significant decrease compared to the $320,708 incurred during the six months ended September 30, 2024,

The prior-period costs were substantially higher because they included one-off listing and uplisting activities, including expenditures related to our NASDAQ listing process, enhanced investor outreach, and associated professional services.

Psyence Biomedical Ltd. Management Discussion and Analysis

In the current period, the Company has reduced investor relations, travel, and promotional activity compared to the prior year.

Research and development

For the six months period ended September 30, 2025, we incurred research and development costs of $672,364 (September 30, 2024: $265,626). The increase in the current period relates primarily to clinical trial progress following the transition from our previous contract research organization (CRO), to Southern Star.

During the current period, multiple clinical trial sites were activated and were actively recruiting and enrolling patients, resulting in increased costs for site initiation, patient-related activities, monitoring, and ongoing trial management.

General and administration costs

For the six months period ended September 30, 2025, we incurred general and administrative costs of $367,070 (September 30, 2024: $536,140), which consisted of filing and listing fess, bank fees, directors and officers insurance, salaries and wages and operational costs.

General and administrative costs have normalized in the current period, with a notable reduction due to lower filing following the completion of the prior year’s NASDAQ listing process. The prior period included elevated, one-off costs associated with the listing and initial compliance requirements, which did not recur in the current period.

Overall, the decrease reflects the Company’s efforts to reduce ongoing administrative spend and streamline operations, resulting in lower insurance, regulatory, and operational costs compared to the prior year.

Professional and consulting fees

For the six months period ended September 30, 2025, professional and consulting fees totalled $1,223,637 (September 30, 2024: $808,872).

This consisted of $420,298 (September 30, 2024: $408,457) paid to consultants for business strategy, financial and administrative services, legal fees of $734,977 (September 30, 2024: $304,769) paid to legal practitioners for various corporate matters, and $68,362 (September 30, 2024: $95,619) for audit fees and accounting fees.

The increase in the current period is primarily due to higher legal fees incurred in connection with corporate transactions, as well as increased levels of advisory activity to support the Company’s operational and corporate initiatives. Audit and accounting fees decreased period-over-period following the normalization of regulatory reporting requirements.

Other Items

During the period, the Company increased its investment in Psyence Labs Ltd. (“PsyLabs”), a private company focused on the production of psychedelic active pharmaceutical ingredients and extracts. Following the initial acquisition of 1,000 shares in Q3 2025 through a share exchange, the Company acquired an additional 2000 shares for $4,000,000 in cash.

As at September 30, 2025, the Company held approximately 17% of PsyLabs’ outstanding shares.

The Company assessed the fair value of its investment in PsyLabs as at September 30, 2025 at $5,172,000, the fair value assessment resulted in the recognition of an unrealized gain of $427,000 for the six months ended September 30, 2025,

Psyence Biomedical Ltd. Management Discussion and Analysis

Update to Palliative Care Clinical Trial

The 87 — patient Phase IIb Study being conducted by the CRO, Southern Star Research, in Australia is the one that has been referred to in discussions with the FDA in the pre-IND process. The study has received ethics approval, and multiple patients have been enrolled and dosed.

Liquidity and capital resources

Since incorporation, our operations have been financed from investment by our shareholders, a convertible debt note and an equity line of credit. Our main use for liquidity is funding scientific research, clinical studies, salaries and professional and consulting fees. Our ability to fund operations and to make planned cash flows are subject to prevailing economic conditions, regulatory and financial, business, and other factors, some of which are beyond our control.

As of September 30, 2025, we had a cash balance including restricted cash of $7,197,176 and working capital of $6,686,387.

The Company’s current expenditure obligations include commitments for the Phase IIb palliative care clinical trial. The Company expects to continue funding these projects with available cash and cash equivalents, and therefore, is subject to risks including, but not limited to, an inability to raise additional funds through the issuance of equity, debt instruments or similar means of financing to support the Company’s continued development, including operating requirements and to meet its liabilities and commitments at they become due.

The Company has experienced cash outflows from operations since incorporation and by nature of its business, will require ongoing financing to continue its research and development operations. The Company’s ability to access both public and private capital is dependent upon, among other things, general and sectoral market conditions and the capital markets generally, market perceptions about the Company and its business operations, and the trading prices of the Company’s securities from time to time. There can be no assurance that additional funds can be raised upon terms acceptable to the Company, or at all, as funding for early-stage companies remain challenging generally

The Company’s primary capital needs are funds to advance its research and development activities and for working capital purposes. These activities include staffing, pre-clinical studies, clinical trials, professional and consulting fees and general and administrative costs. There are uncertainties regarding the Company’s ability to continue as a going concern. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable for the Company as those previously obtained, or at all.

Research and development, patents and licenses

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in the statements of net loss and comprehensive loss as incurred.

Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Psyence Biomedical Ltd. Management Discussion and Analysis

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions concerning the future. Actual results may differ from these estimates. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised. The following are deemed to be critical accounting policies as these require a high level of subjectivity and judgement and could have a material impact on PBM’s financial statements.

Quantitative and Qualitative Disclosures About Financial Instruments and Financial Risk Management

In the normal course of business, the Company is exposed to a variety of financial risks: credit risk, liquidity risk, foreign exchange risk and interest rate risk. These financial risks are subject to normal credit standards, financial controls, risk management, as well as monitoring. Our Board has overall responsibility for the establishment and oversight of the Company’s risk management framework.

Credit risk

Credit risk arises from cash and cash equivalents held with banks. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash and cash equivalents by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through an ongoing review of future commitments and cash balances available. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant equity or debt funding on terms satisfactory to the Company, or at all.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency.

The Company operates internationally and is exposed to foreign exchange risk from the Canadian Dollar and the Australian Dollar. Foreign exchange risk arises from transactions as well as recognized financial assets and liabilities denominated in foreign currencies.

A 10% adverse change in exchange rate would have resulted in a loss of $11,524 as of September 30, 2025.

Management mitigates the risk of adverse exchange rate movements by holding funds in US dollars.

Psyence Biomedical Ltd. Management Discussion and Analysis

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has no significant interest-bearing assets or liabilities and therefore its income and operating cash flows are substantially independent of changes in market interest rates.

Capital Management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis. The Company considers its shareholders’ equity balance as capital.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2025. We do not participate in transactions that create relationships with entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

Psyence Biomedical Ltd.

Consolidated Financial Statements

For the years ended March 31, 2025, 2024 and 2023

Expressed in United States Dollars

(USD $)

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards. These consolidated financial statements contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company’s auditors, MNP LLP, are appointed by the audit committee to conduct an audit and their report follows.

“Dr. Neil Maresky”
Chief Executive Officer

Toronto, Canada
June 25, 2025

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Psyence Biomedical Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Psyence Biomedical Ltd. (the “Company”) as at March 31, 2025 and 2024, and the related consolidated statements of net income (loss) and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2025 and 2024, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended March 31, 2025, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants
Licensed Public Accountants

June 25, 2025

Toronto, Canada

We have served as the Company’s auditor since 2023.

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

Consolidated Statements of Financial Position

As at March 31, 2025 and March 31, 2024

USD $	Note	As at March 31, 2025	As at March 31, 2024
ASSETS
Current assets
Cash and cash equivalents	6	6,135,166	733,188
Restricted cash	6	35,964	29,611
Other receivables		137,348	41,747
Prepaid expense		251,796	322,126
Total current assets		6,560,274	1,126,672
Non-current assets
Equipment	7	11,096	5,487
Investment in Psyence Labs Ltd	13	745,000	—
TOTAL ASSETS		7,316,370	1,132,159
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	8	394,270	755,202
Convertible note liability	9	—	7,657,397
Derivative warrant liabilities	10	200,096	901,608
Due to NCAC Sponsor	11	—	1,474,256
Due to Psyence Group Inc	11	—	1,316,236
TOTAL LIABILITIES		594,366	12,104,699
SHAREHOLDERS EQUITY/(DEFICIT)
Share Capital	15	61,752,305	46,125,397
Warrants Reserve	9,14	1,065,705	—
Accumulated Deficit		(56,447,204)	(57,458,994)
Reserves		351,198	361,057
TOTAL SHAREHOLDERS EQUITY/(DEFICIT)		6,722,004	(10,972,540)
TOTAL LIABILITIES AND NET EQUITY		7,316,370	1,132,159

Nature of operations (note 1)

Subsequent events (note 19)

Approved on behalf of Board of Directors

“Dr. Neil Maresky”	“Jody Aufrichtig”
Chief Executive Officer	Executive Chairman and Director

The accompanying notes are an integral part of the Consolidated Financial Statements

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

Consolidated Statements of Net Income/(Loss) and Comprehensive Income/(Loss)

For the years ended March 31, 2025, 2024 and 2023

USD $	Note	2025	2024	2023 (Carve-out) (Restated Note 3)
Expenses
Sales and marketing		483,530	80,603	7,029
Research and development		342,168	954,593	1,608,895
General and administrative		1,209,847	557,904	366,435
Professional and consulting fees		1,623,209	1,158,484	1,252,510
Loss before other items		(3,658,754)	(2,751,584)	(3,234,869)
Other items
Other income	16	—	879,344	—
Depreciation	7	(4,268)	(240)	—
Interest income		95,787	2,134	1,554
Interest expense	16	(9,270)	(52,941)	—
Foreign exchange (loss)/gain		(7,317)	(2,695)	26,912
Listing expense	5	—	(41,481,605)	—
Transaction expense	5	—	(2,461,025)	—
Gain on debt settlement	15	—	281,500	—
Fair value gain/(loss) on convertible note	9	3,357,628	(5,157,397)	—
Fair value gain/(loss) on warrant liability	10	694,516	(306,250)	—
Fair value gain/(loss) on promissory notes	11	705,565	(108,288)	—
Fair value loss on warrant exchange	10	(185,064)	—	—
Fair value gain on investment in Psyence Labs Ltd	13	22,967	—	—
NET INCOME/(LOSS)		1,011,790	(51,159,048)	(3,206,403)
Other comprehensive income/(loss)
Foreign exchange gain/(loss) on translation		(9,859)	3,715	(89,828)
Other comprehensive income		—	191,982	—
TOTAL COMPREHENSIVE INCOME/(LOSS)		1,001,931	(50,963,351)	(3,296,231)
Income/(Loss) per share – basic and diluted		5.24	(4,674.25)	(394.06)
Weighted average number of outstanding shares – basic and diluted		193,043	10,903	8,365

The accompanying notes are an integral part of the Consolidated Financial Statements

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity/(Deficit)

For the years ended March 31, 2025, 2024 and 2023

USD $	Note	Number of shares	Share capital	Warrants Reserve	Reserves	Accumulated Deficit	Total shareholders’ equity (deficit)
Opening balance as at April 1, 2022 Restated (Note 3)		—	4,537,055	—	255,188	(3,093,543)	1,698,700
Psyence Group Inc contribution		—	1,397,086	—	—	—	1,397,086
Net loss for the year		—	—	—	—	(3,206,403)	(3,206,403)
Other comprehensive loss		—	—	—	(89,828)	—	(89,828)
Balance, March 31, 2023 Restated (Note 3)		—	5,934,141		165,360	(6,299,946)	(200,445)

Opening balance as at April 1, 2023		—	5,934,141	—	165,360	(6,299,946)	(200,445)
Issuance of shares to Psyence Group Inc	15	8,365	—	—	—	—	—
Issuance of shares to NCAC shareholders	5	13,040	37,336,416	—	—	—	37,336,416
Issuance of shares for debt settlement	15	251	718,500	—	—	—	718,500
Issuance of shares to third party advisors	15	746	2,136,340	—	—	—	2,136,340
Net loss for the year		—	—	—	—	(51,159,048)	(51,159,048)
Other comprehensive income		—	—	—	195,697	—	195,697
Balance, March 31, 2024		22,402	46,125,397	—	361,057	(57,458,994)	(10,972,540)

Opening balance as at April 1, 2024		22,402	46,125,397	—	361,057	(57,458,994)	(10,972,540)
Issuance of shares to third party advisors	15	586	241,379	—	—	—	241,379
Issuance of shares for convertible note	9	38,156	4,617,286	—	—	—	4,617,286
Issuance of warrants	9	—	—	682,482	—	—	682,482
Issuance of shares for ELOC, net of issuance costs	12	222,292	6,410,395	—	—	—	6,410,395
Issuance of shares for warrant exchange	10	1,104	192,060	—	—	—	192,060
Issuance of shares for promissory notes	11	99,540	2,084,927	—	—	—	2,084,927
Issuance of shares for Psyence Labs Ltd shares	13	35,594	722,033	—	—	—	722,033
Issuance of units for PIPE financing, net of issuance costs	14	47,679	273,179	1,468,872	—	—	1,742,051
Issuance of shares for warrant conversion	9,14	100,668	1,085,649	(1,085,649)	—	—	—
Net profit for the year		—	—	—	—	1,011,790	1,011,790
Other comprehensive loss		—	—	—	(9,859)	—	(9,859)
Balance, March 31, 2025		568,021	61,752,305	1,065,705	351,198	(56,447,204)	6,722,004

The accompanying notes are an integral part of the Consolidated Financial Statements

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the years ended March 31, 2025, March 31, 2024 and March 31, 2023

	Note	2025	2024	2023 (Carve-out) (Restated Note 3)
Net profit/(loss)		1,011,790	(51,159,048)	(3,206,403)
Non-cash adjustment:
Fair value (gain)/loss on convertible note	9	(3,357,628)	5,157,397	—
Fair value (gain)/loss on warrant liability	10	(694,516)	306,250	—
Fair value (gain)/loss on promissory notes	11	(705,565)	300,270	—
Fair value loss on warrant exchange	10	185,064	—	—
Fair value gain on Psyence Labs Ltd	13	(22,967)	—	—
Gain on debt settlement	15	—	(281,500)	—
Share based compensation	16	—	317,882	221,287
Third party advisors share issuance	15	241,379	—	—
Depreciation	7	4,268	240	—
Foreign exchange		(9,860)	3,660	(84,499)
Listing expense	5	—	41,481,605	—
Transaction expenses	5	—	2,100,830	—

Changes in working capital:
Other receivables		(95,601)	107,622	(109,858)
Prepaids		70,330	(245,075)	(71,665)
Accounts payable and accrued liabilities	8	(360,932)	(1,035,498)	1,659,058
Cash used in operating activities		(3,734,238)	(2,945,365)	(1,592,080)

Additions to equipment	7	(9,877)	(5,727)	—
Increase in restricted cash	6	(6,353)	—	—
Cash used for investing activities		(16,230)	(5,727)	—

Proceeds received from convertible note	9	1,000,000	2,500,000	—
Payment of promissory note	11	—	(150,000)	—
Proceeds received from Psyence Group Inc		—	—	1,172,923
Net proceeds received from ELOC	12	6,410,395	—	—
Net proceeds received for unit issuances	14	1,742,051	—	—
Cash provided from financing activities		9,152,446	2,350,000	1,172,923

Change in cash and cash equivalents		5,401,978	(601,092)	(419,157)
Cash and cash equivalents, beginning of year		733,188	1,334,280	1,753,437
Cash and cash equivalents, end of year		6,135,166	733,188	1,334,280

The accompanying notes are an integral part of the Consolidated Financial Statements

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1. Nature of operations and going concern

Psyence Biomedical Ltd. (the “Company” or “PBM”), is a life science biotechnology company traded on the Nasdaq exchange (NASDAQ: PBM) that is focused on the development of botanical (nature derived, or non-synthetic) psilocybin-based psychedelic medicines. The Company is working towards developing psychedelic therapeutics to treat mental health disorders. The Company is currently conducting research through clinical trials to evaluate the safety and effectiveness of natural psilocybin in treating adjustment disorder in patients with a cancer diagnosis in a palliative care context (the “Clinical Trials”).

The Company’s registered office is at 121 Richmond Street West, PH Suite 1300, Toronto, Ontario M5H 2K1.

On November 26, 2024, the Company consolidated its common shares and warrants on the basis of 75:1.

On May 5, 2025, the Company consolidated its common shares and warrants on the basis of 7.97:1. All prior share capital information has been presented based on these ratios.

Business Combination Agreement and NASDAQ listing

On January 9, 2023 Psyence Group Inc. (“PGI” or “Psyence Group”) entered into a definitive business combination agreement, as amended (the “Business Combination Agreement” or “BCA”) with Newcourt Acquisition Corp. (NASDAQ: NCAC), a special purpose acquisition company (“SPAC”). The agreement aimed to create a public company leveraging natural psilocybin for palliative care treatment. PGI is a listed Canadian company that contributed its clinical trial activities to the Company as described below.

The transaction concluded on January 25, 2024, with PBM’s listing on NASDAQ. This transaction involved PBM acquiring the SPAC through a merger, thereby making the SPAC a wholly-owned subsidiary of PBM.

Transaction Overview:

On January 25, 2024 (the “Closing Date”), the Company, a corporation organized under the laws of Ontario, Canada, completed the previously announced business combination (the “RTO Transaction”) as per the BCA (Note 5). The parties involved in the BCA included:

—     Psyence Group Inc.

—     Newcourt Acquisition Corp., a Cayman Islands exempted company (“NCAC”).

—     Newcourt SPAC Sponsor LLC, a Delaware limited liability company (“NCAC Sponsor”).

—     Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a wholly owned subsidiary of Psyence Group.

—     Psyence Biomed Corp., a corporation organized under the laws of British Columbia, Canada (“Original Target”).

—     Psyence Biomed II Corp., a corporation organized under the laws of Ontario, Canada (“Psyence Biomed II”).

—     Psyence Australia (Pty) Ltd (“Psyence Australia”)

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

Key Transactions (collectively, the “Business Combination”):

Formation of Subsidiaries:    Prior to the Closing Date, PGI formed three wholly owned subsidiaries: Psyence Biomed II, Psyence Australia and PBM.

Amalgamation:    Prior to the Closing Date, PGI amalgamated with the Original Target. Consequently, PGI transferred shares of Psyence Australia and related business assets previously owned by the Original Target to Psyence Biomed II.

Share Exchange:    PGI contributed Psyence Biomed II to PBM in a share-for-share exchange (the “Company Exchange”).

Merger:    Following the Company Exchange, Psyence (Cayman) Merger Sub merged with Newcourt Acquisition Corp., with Newcourt Acquisition Corp. being the surviving entity. Each outstanding ordinary share of Newcourt Acquisition Corp. was converted into the right to receive one common share of PBM.

Warrant Conversion:    Each outstanding warrant to purchase Newcourt Acquisition Corp. Class A ordinary shares was converted into warrants to acquire one common share of PBM on substantially the same terms as the original warrants.

These Consolidated Financial Statements provide historical financial information of PBM, reflecting PBM as if it had been historically operating the Clinical Trials conducted by PGI prior to the Closing Date. The Financial Statements are carve-out statements up to January 25, 2024, the date of listing of PBM.

2. Basis of presentation

Statement of compliance

The Consolidated Financial Statements, including comparatives, have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standard Board (“IFRS”) on a going concern basis.

The Consolidated Financial Statements were authorized for issue on June 25, 2025 by the directors of the Company.

The Consolidated Financial Statements up until January 25, 2024 were presented on a carve out basis (“Carve-out Financial Statements”).

The Consolidated Financial Statements have been prepared on a carve-out basis from the PGI consolidated financial statements for the purpose of presenting the historical financial performance and cash flows of the Company on a stand-alone basis. The accounting policies applied in the Carve-out Financial Statements are, to the extent applicable, consistent with accounting policies applied in the PGI consolidated financial statements, and as a result, reflect the carrying amounts that are included in PGI’s consolidated financial statements.

In determining the perimeter of the Carve-out Financial Statements, the activities related to the Company’s clinical trials were considered to include the operations of Psyence Biomed Corp. and Psyence Australia (Pty) Ltd carried out through PGI directly as well as through legal entities of PGI as detailed above.

In the Carve-out Financial Statements, all intercompany balances and transactions have been eliminated. The transactions and balances with the remaining PGI operations that are not part of these Carve-out Financial Statements have not been eliminated.

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

The Carve-out Financial Statements present the expenses and cash flows attributable to the clinical trial activities from April 1, 2022 to the Closing Date, and include allocations of certain transactions and balances.

The Company believes the allocation assumptions applied in the Carve-out Financial Statements to be a reasonable reflection of the utilization of services provided by PGI. However, different allocation assumptions could have resulted in different outcomes. The allocations are therefore not necessarily representative of the financial performance or cash flows that would have been reported if the Company operated on its own or as an entity independent from PGI during the periods presented.

The Company believes the basis of preparation described above results in the Carve-out Financial Statements reflects costs associated with the functions that would be necessary to operate independently.

Basis of consolidation

These Consolidated Financial Statements incorporate the accounts of the Company and its subsidiaries performing Clinical Trials. A subsidiary is an entity controlled by PBM and its results are consolidated into the financial results of the Company from the effective date of control up to the effective date of loss of control.

Control exists when an investor is exposed, or has the rights, to variable returns from the involvement with the investee and has liability to affect those returns through its power over the investee.

The subsidiaries of the Company have been consolidated commencing the Closing Date and on March 31, 2025 for the purpose of these Consolidated Financial Statements are as follows:

Name of entity	Place of incorporation	% ownership	Accounting method
Psyence Australia Pty Ltd.	Australia	100%	Consolidated
Pysence Biomed II Corp.	Canada	100%	Consolidated
Newcourt Acquisition Corp.	Cayman Islands	100%	Consolidated

Inter-company balances and transactions are eliminated upon consolidation.

The financial results of subsidiaries up to January 25, 2024 were presented on a carve out basis.

Basis of measurement

These Consolidated Financial Statements have been prepared on a historical cost basis, except for certain financial instruments, which are classified as fair value through profit or loss (“FVTPL”).

Functional and presentation currency

These Consolidated Financial Statements are presented in United States Dollars (“USD $”), which is also the Company’s functional currency. The Company’s functional currency before the Closing Date was Canadian Dollars.

This changed upon consummation of the BCA at which time the USD $ represents the currency of the Company’s funding and is the currency of the primary economic environment in which the Company operates in, except for the Company’s Australian subsidiary which has an Australian Dollar functional currency.

See change in accounting policy in note 3 for further details on the change in the Company’s presentation currency.

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

3. Material accounting policies

Financial instruments

Financial assets and financial liabilities, including derivatives, are recognized on the consolidated statements of financial position when the Company becomes a party to the financial instrument or derivative contract.

Summary of the Company’s classification and measurements of financial assets and liabilities:

Financial Assets and Liabilities	Classification	Measurement
Cash and cash equivalents	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Other receivables	Amortized cost	Amortized cost
Investment in Psyence Labs Ltd	FVTPL	Fair value
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Derivative warrant liability	FVTPL	Fair value
Convertible note liability	FVTPL	Fair value
Due to NCAC Sponsor	FVTPL	Fair value
Due to Psyence Group Inc	FVTPL	Fair value

Classification

The Company classifies its financial assets in the following measurement categories: i) those to be measured subsequently at fair value through profit or loss (“FVTPL”); ii) those to be measured subsequently at fair value through other comprehensive income (“FVOCI”); and iii) those to be measured at amortized cost. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at FVTPL (irrevocable election at the time of recognition). For assets and liabilities measured at fair value, gains and losses are either recorded in net loss or other comprehensive income (loss).

The Company reclassifies financial assets only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets to collect contractual cash flows that meet the sole payments of principal and interest (“SPPI”) criterion. Financial assets classified in this category are measured at amortized cost using the effective interest method.

Fair value through profit or loss

This category includes derivative instruments as well as quoted equity instruments which the Company has irrevocably elected, at initial recognition or transition, to classify at FVTPL. This category would also include debt instruments of which the cash flow characteristics fail the solely payments of principal and interest (“SPPI”) criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in net

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

loss. The Company records its financial liabilities including derivatives, convertible loans and promissory notes at FVTPL. Derivatives are mandatorily recorded at FVTPL, whereas the Company has elected to record convertible loans and promissory notes at FVTPL.

Financial assets at fair value through other comprehensive income

Equity instruments that are not held-for-trading can be irrevocably designated to have their change in fair value recognized through other comprehensive income (loss) instead of through net loss. This election can be made on individual instruments and is not required to be made for the entire class of instruments. Attributable transaction costs are included in the carrying value of the instruments.

Financial assets at fair value through other comprehensive income/(loss) are initially measured at fair value and changes therein are recognized in other comprehensive income/(loss).

Compound financial instrument and derivative liability

The Company determined that the warrants, including public warrants and the private warrants are derivative instruments and should be classified as a financial liability and are measured at FVTPL. Derivative and financial liabilities designated at FVTPL are carried subsequently at fair value with gains or losses recognized in net loss.

Each embedded derivative is measured and presented separately unless the whole hybrid financial instrument is designated as at FVTPL.

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in net loss. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any changes taken through net loss or other comprehensive income/(loss) (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value are recorded in profit and loss, except where changes in fair value are attributable to changes in own credit risk which is recorded in other comprehensive income.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and, when applicable, short-term, highly liquid deposits which are either cashable or with original maturities of less than three months at the date of their acquisition.

Restricted cash

Restricted cash comprises a collateral agreement with a major chartered bank in Canada with regards to a credit card facility against which the Company deposited in a guaranteed investment certificate with the bank.

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is transfer of resources or obligations between related parties.

Change in accounting policy

Pursuant to completion of the Business Combination Agreement and NASDAQ listing as explained in Note 1, on January 25, 2024, the Company decided to change the presentation currency of its consolidated financial statements from Canadian Dollars to United States Dollars.

The Board of Directors believe that US Dollar financial reporting provides more relevant presentation of the Company’s financial position, funding and treasury functions, financial performance and cash flows.

A change in presentation currency represents a change in accounting policy in terms of IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors, requiring the restatement of comparative information.

In accordance with IAS 21 — The Effects of Changes in Foreign Exchange Rates, the methodology followed in restating historical financial information from CDN $ to USD $.

The average and closing rates used in translating the historical financial information from CDN $ to USD $ for the various periods were as follows:

The closing rate used as at March 31, 2024 was $0.7380, as at March 31, 2023 was $0.7389 and as at March 31, 2022 was $0.8003.

The average rate used for the year ended March 31, 2024 was $0.7415. and for the year ended March 31, 2023 was $0.7559.

The change in presentation currency is a voluntary change which is accounted for retrospectively. For comparative reporting purposes, historical financial information has been translated to United States dollars which is disclosed in the tables below:

Change in presentation currency	March 31, 2023 Reported CAD $	Foreign Currency Translation	March 31, 2023 Restated USD $
EQUITY
Net equity	(271,275)	70,830	(200,445)
NET DEFICIT	(271,275)	70,830	(200,445)
Change in presentation currency	March 31, 2022 Reported CAD $	Foreign Currency Translation	March 31, 2022 Restated USD $
EQUITY
Net equity	2,122,696	(423,996)	1,698,700
NET DEFICIT	2,122,696	(423,996)	1,698,700

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements
Change in presentation currency	March 31, 2023 Reported CAD $	Foreign Currency Translation	March 31, 2023 Restated USD $
Expenses
Sales and marketing	9,292	(2,263)	7,029
Research and development	2,126,762	(517,867)	1,608,895
General and administrative	484,382	(117,947)	366,435
Professional and consulting fees	1,655,663	(403,153)	1,252,510
Loss before other items	(4,276,099)	1,041,230	(3,234,869)
Other items
Interest income	2,054	(500)	1,554
Foreign exchange gain	35,574	(8,662)	26,912
NET LOSS	(4,238,471)	1,032,068	(3,206,403)
Change in presentation currency	March 31, 2023 Reported CAD $	Foreign Currency Translation	March 31, 2023 Restated USD $
Net loss	(4,238,471)	1,032,068	(3,206,403)
Non-cash adjustment:
Share based compensation	292,756	(71,469)	221,287
Foreign exchange	—	(84,499)	(84,499)

Changes in working capital:
Other receivables	(152,778)	42,920	(109,858)
Prepaids	(97,547)	25,882	(71,665)
Accounts payable and accrued liabilities	2,258,967	(599,909)	1,659,058
Cash used in operating activities	(1,937,073)	344,993	(1,592,080)

Proceeds received from Psyence Group Inc	1,551,744	(378,821)	1,172,923
Cash provided from financing activities	1,551,744	(378,821)	1,172,923

Change in cash and cash equivalents	(385,329)	(33,828)	(419,157)
Cash and cash equivalents, start of year	2,191,095	(437,658)	1,753,437
Cash and cash equivalents, end of year	1,805,765	(471,486)	1,334,280

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in the statements of net loss and comprehensive loss as incurred.

Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

expenditures are expensed as incurred. Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive as a result of a previous event, if it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the obligation. The amount recognized is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligations. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate of the expected future cash flows.

Foreign currency translation

The Consolidated Financial Statements are presented in USD $ which is the Company’s functional currency.

In each individual entity, a foreign currency transaction is initially recorded in the functional currency of the entity, by applying the exchange rate between the functional currency and the foreign currency at the date of the transaction.

At the end of the reporting period, monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at the period-end exchange rate. Non-monetary assets and liabilities are translated at rates in effect at the date the assets were acquired, and liabilities incurred.

The resulting exchange gains or losses arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition, are included in the consolidated statements of net income/(loss) and comprehensive income/(loss) in the year in which they arise.

For the purpose of presenting these Consolidated Financial Statements, the assets and liabilities of the subsidiary are translated into USD $ at the exchange rates prevailing at the end of the reporting period. Income and expenses are translated at the average rates for the period. The differences from translating subsidiaries is recorded in reserves.

Income/(loss) per share

The Company presents basic and diluted income/(loss) per share data for its common shares. Basic income/(loss) per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares, which comprise convertible debentures, warrants and share options issued.

Share based compensation

The Company operates equity settled share-based remuneration plans for its eligible directors, officers, employees and consultants. All goods and services received in exchange for the grant of any share-based payments are measured at their fair value unless the fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods and services received, the Company shall measure their value indirectly by reference to the fair value of the equity instruments granted. For transactions with employees and others providing similar services, the Company measures the fair value of the services by reference to the fair value of the equity instruments granted. Equity settled

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

share-based payments under share-based payment plans are ultimately recognized as an expense in profit or loss with a corresponding credit to contributed surplus, in equity. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Non-market vesting conditions are included in the assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from the previous estimate. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if share options ultimately exercised are different to that estimated on vesting. Market conditions are considered in the estimate of the fair value of share-based compensation on a grant date.

Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the income tax is also recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the end of the reporting period, and any adjustments to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company.

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. Deferred income tax is determined on a non-discounted basis using the tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Accounting Standards Effective January 1, 2024 and issued but not yet effective

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 — Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. The key new concepts introduced in IFRS 18 relate to the structure of the statement of earnings (loss), required disclosures in the financial statements for certain earnings or loss performance measures that are reported outside an entity’s financial statements and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027, and also applies to comparative information. The Company is still in the process of assessing the impact of this standard on its consolidated financial statements.

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

Classification of liabilities as current or non-current (amendments to IAS 1, presentation of financial statements)

On January 23, 2020, an amendment was issued to IAS 1 to address inconsistencies with how entities apply the standards over classification of current and non-current liabilities. The amendment serves to address whether, in the statement of financial position, debt and other liabilities with an uncertain settlement should be classified as current or non-current. This amendment is effective on January 1, 2024. The Company adopted the amendment on the effective date and the adoption did not have a material impact on the Company’s consolidated financial statements.

Non-current liabilities with covenants (amendments to IAS 1)

The amendments to IAS 1 specify that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that noncurrent liabilities with covenants could become repayable within twelve months. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, and are to be applied retrospectively. The Company adopted the amendment on the effective date and the adoption did not have a material impact on the Company’s consolidated financial statements.

4. Critical accounting estimates and judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions concerning the future. Actual results may differ from these estimates. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised. The following are deemed to be critical accounting policies as these require a high level of subjectivity and judgement and could have a material impact on the Company’s consolidated financial statements.

Reverse takeover transaction

The determination of fair values of consideration paid and net assets acquired is subject to significant estimation. The Company treated the RTO Transaction as a capital transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of NCAC. The Company determined that the original shareholders of PGI became the single largest shareholder of the Company after the RTO Transaction, therefore the Company was the acquiror and NCAC was the acquiree.

The Company has determined the RTO Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NCAC is a non-operating entity that did not meet the definition of a business under IFRS 3. The excess of the consideration paid over the net liability acquired together with any transaction costs incurred for the Transaction is expensed as a listing expense in accordance with IFRS 2 Share-Based Payments. The fair value of the consideration paid was estimated by the closing trading price $2,863.22/share of the Company’s common shares listed on the NASDAQ on January 25, 2024.

Convertible instruments

The valuation of convertible debt instruments is subject to significant management estimation. Convertible notes are compound financial instruments which have been designated at FVTPL.

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent remeasurement. As the Company has designated the entire convertible financial instrument as FVTPL given the embedded derivate liability that was contained by the convertible financial instrument, the debentures have not been separated into debt and derivative components. The fair values attributed to the different components of a financing transaction, and/or derivative financial instruments, are determined using valuation techniques. The Company uses judgement to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgement and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Contingencies

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period. The actual results may vary and may cause significant adjustments.

The rebate over the tax claim is subject to inherent uncertainty and could be subject to being denied and clawed back by the Australian Tax office at a future date. The Company expects that a claw back of the rebate is highly unlikely.

Deferred taxes and Income taxes

Significant estimates are required in determining the Company’s income tax provision. Some estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favourable or unfavourable effects on the Company’s future effective tax rate. These include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, and results of tax audits by tax authorities.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Share-based compensation

Valuation of share-based compensation requires management to make estimates regarding the inputs for option pricing models, such as the expected life of the option, the volatility of the Company’s stock price, the vesting period of the option and the risk-free interest rate are used. Actual results could differ from those estimates. The estimates are considered for each new grant of stock options.

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

Government grants

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to them and the government grants will be received. Grants are recognized as income when they are received. The Company has recognized the government grant received during the period as research and development grants as other income in the consolidated statement of income/(loss) and comprehensive income/(loss).

5. Reverse takeover transaction with NCAC

On January 25, 2024 the Company completed the RTO Transaction (See Note 1). As disclosed in Note 4, the RTO Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NCAC is a non-operating entity that does not meet the definition of a business under IFRS 3. The excess of the consideration paid over the net liability acquired together with any transaction costs incurred for the Transaction is expensed as a listing expense in accordance with IFRS 2 Share-Based Payments. The fair value of the consideration paid was determined by the closing trading price $2,863.22/share of the NCAC’s common shares listed on the NASDAQ on January 25, 2024.

Accordingly, upon consummation of the BCA the Company issued 13,040 common shares in exchange for the outstanding ordinary shares held by NCAC stockholders.

The calculation of listing expenses is as follows:

Listing Expense
Consideration paid:
Shares issued to NCAC shareholders	13,040
Total consideration shares issued	13,040
Fair value of the common shares	$2,863.22
Deemed consideration amount for the common shares issued	$37,336,416

Net identifiable liabilities acquired:
Cash and cash equivalent	$203
Accounts payable and accrued liabilities	$(2,136,505)
NCAC promissory note (Note 11)	$(1,413,529)
Derivative warrant liabilities (Note 10)	$(595,358)
Net liabilities acquired	$4,145,189

Listing expense	$41,481,605

The listing expense has been included in the consolidated statements of net loss and comprehensive loss.

Transaction expenses included in the consolidated statements of net loss and comprehensive loss are others costs of $2,461,025 in connection with the RTO Transaction composed of legal, banking, professional fees and costs related to the settlement of carved-out assets and liabilities from Psyence Group. Some payments to brokers and advisors were in the Company’s shares upon RTO at the closing trading price on January 25, 2024 (Refer Note 12).

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

6. Cash, restricted cash and cash equivalents

Cash and cash equivalents include the following amounts:

	March 31, 2025	March 31, 2024
Unrestricted cash held with chartered banks	6,135,166	733,188
Restricted cash	35,964	29,611
Total	6,171,130	762,799

•        unrestricted cash held with chartered banks and

•        the Company entered into a cash collateral agreement with a major chartered bank in Canada with regards to a credit card facility against which the Company deposited Canadian Dollars $50,000 in a guaranteed investment certificate with the bank. Amounts are presented as restricted cash on the consolidated statements of financial position.

7. Equipment

Computer equipment
Cost
At March 31, 2023	—
Additions	5,727
At March 31, 2024	5,727
Additions	9,877
At March 31, 2025	15,604

Accumulated Depreciation
At March 31, 2023	—
Charge for the year	(240)
At March 31, 2024	(240)
Charge for the year	(4,268)
At March 31, 2025	(4,508)

Carrying Value
At March 31, 2024	5,487
At March 31, 2025	11,096

8. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities include the following amounts:

	March 31, 2025	March 31, 2024
Trade payables	261,937	562,352
Accrued liabilities	50,481	125,951
Provisions	81,852	66,899
Total	394,270	755,202

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

9. Convertible note liability

On January 15, 2024, in connection with the RTO Transaction (Note 5), the Company and Psyence Biomed II entered into the Securities Purchase Agreement with the Investors and the NCAC Sponsor, relating to up to four senior secured convertible notes obligations under which are guaranteed by certain assets of the Company and Psyence Biomed II, issuable to the Investors at or after the Closing, as the case may be, for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in cash subscription amounts (the “Convertible Note Financing”).

The First Tranche Notes, for an aggregate of $3,125,000 principal, were delivered by the Company to the Investors on January 25, 2024, in exchange for an aggregate of $2,500,000 in financing, which occurred substantially concurrently with the consummation of the RTO Transaction. On the original issuance date of the First Tranche Notes, interest began accruing at 8.0% per annum based on the outstanding principal amount of the First Tranche Notes and is payable monthly in arrears in cash or in common shares of the Company. The maturity date of the First Tranche Note was January 25, 2027.

The Second Tranche Notes, for an aggregate of $1,000,000 principal, were delivered by the Company to the Investors between May and July 2024, in exchange for an aggregate of $1,250,000 in financing. On the original issuance date of the Second Tranche Notes, interest began accruing at 8.0% per annum based on the outstanding principal amount of the Second Tranche Notes and is payable monthly in arrears in cash or in common shares of the Company at the Conversion Price. The maturity date of the Second Tranche Notes is May 31, 2027.

The Company designated the entire instrument as FVTPL.

On August 20, 2024, the Company and the Investor entered into an addendum to the Securities Purchase Agreement (the “Addendum”). Under the provisions of the Addendum, the First and Second Trance Notes would be extinguished by the Company issuing common shares within the conversion limits detailed in the Securities Purchase Agreement.

As a consideration to the Investor entering into the Addendum, the Company issued to the Investor 1,673 common shares valued at $523,000 based on the market price of the common shares on the date of issuance and 837 warrants to acquire common shares of the Company with a two-year expiry, exercisable at $298.88 per share. The warrants were valued at $42,528 using the Black-Scholes pricing model with the following assumptions:

Warrant Inputs at August 20, 2024
Share price	$312.62
Expected dividend yield	Nil
Exercise price	298.88
Risk-free interest rate	3.93%
Expected life	2.00
Expected volatility	17.7%
Expiry date	August 20, 2026

The fair value of shares and warrants issued pursuant to the Addendum as detailed above, was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss) as part of the fair value gain on convertible note.

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

On November 27, 2024, the Company and the Investor entered into the Termination Agreement pursuant to which all obligations, covenants and liabilities of the Company and the Investor under the Securities Purchase Agreement will be fully and finally terminated.

As a consideration to the Investor entering into the Termination Agreement, the Company issued to the Investor 18,947 common shares valued at $489,598 based on the market price of the common shares on the date of issuance and 22,876 warrants to acquire common shares of the Company with nominal exercise price for a one-year period. The warrants were valued at $639,954 by the reference to the Company’s common share price.

The fair value of shares and warrants issued pursuant to the Termination Agreement as detailed above, was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss) as part of the fair value gain on convertible note.

Between May and September 2024, the Company converted all outstanding balance of the First and Second Tranche Notes into common shares by issuing 17,536 common shares. The total additions to equity on conversion were $3,604,688.

The Company measured the fair value of the convertible loan liability before each conversion using Monte Carlo valuation model with the following main assumptions: expected dividend yield 0%, exercise price $224.22 – $320.45, risk free interest rate 3.63% – 5.23%, expected life 0.1 – 2.7 years.

The change in fair value resulted in a fair value gain of $5,052,708 (2024 — loss of $5,157,397, 2023- nil) which was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss) as part of the fair value gain on convertible note.

As at March 31, 2024, the fair value of the convertible notes was estimated at $7,657,397 using a combined discounted cash flow approach and Monte Carlo simulation with the following assumptions:

Inputs
Share price	$681.44
Note principal amount	$3,125,000
Prepayment Amount	130%
Discount rate shares	4.43%
Discount rate cash	20.83%
Volatility annual	100%
Volatility daily	6.30%
Risk free annual	4.43%

10. Derivative warrant liabilities

The Company has two classes of warrant liabilities outstanding: Public Warrants and Private Warrants. As of March 31, 2025, there were 20,762 warrants issued and outstanding, consisting of 19,808 Public Warrants and 954 Private Warrants (March 31, 2024 – 20,912 Public Warrants and 954 Private Warrants). Each warrant is exercisable to purchase one common share at a price of $6,874.13 per share.

During the year ended March 31, 2025, the Company entered into the Warrant Exchange Agreement. Pursuant to the Warrant Exchange Agreement, the Company issued to the Holder 1,104 Common Shares in exchange for the surrender and cancellation of 1,104 Public Warrants held by the Holder. The warrants exchange resulted in a loss of $185,064 which was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss).

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

Public Warrants: The fair value of the Public Warrants is determined based on the observable market price, as they continue to be traded on the Nasdaq under the symbol “PBMWW.” Changes in fair value during the years ended March 31, 2025 and March 31, 2024, have been recognized in the consolidated statements of income/(loss) and comprehensive income/(loss).

Private Warrants: The Company utilizes a Black-Scholes options valuation model to value the private warrants at each reporting period, using the following main assumptions:

	Warrant Inputs at March 31, 2025	Warrant Inputs at March 31, 2024
Share price	$4.78	$681.44
Expected dividend yield	Nil	Nil
Exercise price	$6,874.13	$6,874.13
Risk-free interest rate	4.21%	4.21%
Expected life	4.00	5.00
Expected volatility	59.98%	59.98%
Expiry date	January 25, 2029	January 25, 2029

At March 31, 2025 the fair value of the Public and Private Warrants was $200,096 (March 31, 2024 - $875,000) and $nil (March 31, 2024 - $26,608), respectively. A fair value loss of $694,516 was recognized on the consolidated statements of income/(loss) and comprehensive income/(loss).

The expected volatility was based on implied volatility of the Public Warrants.

As at March 31, 2025, the derivative warrant liability was $200,096 (March 31, 2024–$901,608 ) reconciled as follows:

Derivative warrant liability – Public and Private Warrants	Number	Amount ($)
At listing January 25, 2024	21,866	595,358
Fair value loss	—	306,250
Opening balance April 1, 2024	21,866	901,608
Warrant exchange	(1,104)	(6,996)
Fair value gain	—	(694,516)
Balance as at March 31, 2025	20,762	200,096

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Public Warrants		Private Warrants
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, April 1, 2023	—	—	—	—
Issued	20,912	$6,874.13	954	$6,874.13
Balance, March 31, 2024	20,912	$6,874.13	954	$6,874.13
Warrant exchange	(1,104)	$6,874.13	—	$6,874.13
Balance, March 31, 2025	19,808	$6,874.13	954	$6,874.13

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

The following warrants were outstanding and exercisable at March 31, 2025:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable
January 25, 2024	January 25, 2029	$6,874.13	20,762	20,762

11. Promissory Notes

On January 25, 2024, the Company issued an unsecured convertible promissory note to PGI (the “PGI Note”), in the principal amount of $1,610,657, which is equal to the total amount owed to PGI in connection with loans that PGI had previously made to the Company. The PGI Note bore no interest, and (i) $150,000 of the principal balance of the PGI Note was paid on the Closing Date and (ii) $1,460,657 of the principal balance of the PGI Note was payable on the date that is the one-year anniversary after the Closing Date, or January 25, 2025. The proceeds from this loan were received by the Company prior to the Closing Date. This note is convertible into shares at the option of PGI.

On January 25, 2024, the Company issued an unsecured convertible promissory note to the NCAC Sponsor (the “NCAC Note”), in the principal amount of $1,615,501, which is equal to the total amount owed to NCAC Sponsor under certain existing promissory notes previously issued by NCAC to the NCAC Sponsor (the “Existing Notes”). The NCAC Note bore no interest, and (i) $100,000 of the principal balance of the NCAC Note became owing on the Closing Date and (ii) $1,515,501 of the principal balance of the NCAC Note was payable on the date that is the one-year anniversary after the Closing Date, or January 25, 2025. This note is convertible into shares at the option of NCAC Sponsor.

Both notes were designated at FVTPL due to the embedded conversion features, as the conversion prices were not fixed.

At inception on January 25, 2024 the fair value of the PGI Note was $1,418,675 and the NCAC note was $1,413,529.

PGI Note:

On September 30, 2024, the Company entered into Debt for Equity Exchange Agreement with PGI pursuant to which the Company issued 3,473 of common shares to extinguish $1,307,960 of PGI Note, representing a conversion price of $298.88 per share.

On October 25, 2024, the Company entered into Debt for Equity Exchange Agreement with PGI pursuant to which the Company issued 1,414 of common shares to extinguish the remaining balance of PGI Note representing, a conversion price of $298.88 per share.

In accordance with the Debt for Equity Exchange Agreements entered into on September 30, 2024 and October 25, 2024, as amended, the Company will need to issue additional shares to PGI if the Company’s volume weighted average share price for the 10 days prior to November 26, 2024 is lower than $298.88 per share (“PGI make whole payment”).

In December 2024, the Company issued 42,378 common shares to extinguish the PGI make whole payment.

The issuance of shares pursuant to the Debt for Equity Exchange Agreements resulted in a fair value gain of $327,668 which was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss).

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

NCAC Note:

On September 30, 2024, the Company entered into Debt for Equity Exchange Agreement with NCAC Sponsor pursuant to which the Company issued 5,405 of common shares to extinguish the outstanding balance of NCAC Note, representing a conversion price of $298.88 per share.

In accordance with the Debt for Equity Exchange Agreements, as amended, the Company will need to issue additional shares to NCAC Sponsor if the Company’s volume weighted average share price for the 10 days prior to November 26, 2024 is lower than $298.88 per share (“NCAC make whole payment”).

In December 2024, the Company issued 46,870 common shares to extinguish the NCAC make whole payment.

The issuance of shares pursuant to the Debt for Equity Exchange Agreements resulted in a fair value gain of $377,897 which was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss).

The fair value of the notes was calculated using a credit adjusted market borrowing rate as at March 31, 2024. The fair value of both notes was $nil as at March 31, 2025 (March 31, 2024 - $2,790,492). A fair value gain of $705,565 was recognized during the year in the statement of comprehensive income (March 31, 2024 ($108,288)).

12. ELOC

On August 28, 2024, the Company entered into a $25 million equity line of credit (ELOC) agreement with White Lion Capital, LLC, which was declared effective by the U.S. Securities and Exchange Commission (SEC). This agreement allows the Company to sell up to $25 million in shares over a 24-month period, subject to specific conditions outlined in the Purchase Agreement.

As part of the consideration for entering into the ELOC, the Company issued 3,392 common shares to White Lion at a fair value of $187,500 as a commitment fee. These shares were accounted for as share issuance costs in the Consolidated Statement of Changes in Shareholders’ Equity/(Deficit).

During the year ended March 31, 2025, the Company issued 218,900 common shares for total consideration of $6,692,495. The Company incurred $282,100 in cash settled share issuance costs.

13. Psyence Labs Ltd. Share Exchange

On October 28, 2024, the Company acquired 1,000 shares in Psyence Labs Ltd. (PsyLabs) from PGI, the Company’s parent company. PsyLabs is a private company headquartered in the British Virgin Islands. PsyLabs is focused on the production of psychedelic active pharmaceutical ingredients and extracts. The Company issued 3,346 common shares in exchange for the shares in PsyLabs. There was a make whole provision which entitled the PGI to a top-up in shares if the share price at November 26, 2024 was lower than the issuance price on October 28, 2024. The share price was lower which triggered the top-up leading to the issuance of an additional 32,248 shares to PGI. The total consideration was 35,594 shares. Based on the listed share price of PBM’s common shares at the respective dates of issuance, the total fair value of shares issued was $722,033, which was recorded as the cost of the investment in PsyLabs.

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

Fair Value Assessment

As at March 31, 2025, the Company determined the fair value of its investment in PsyLabs to be $745,000, based on a recent arm’s length subscription transaction by a third-party investor at $745 per PsyLabs share. This price was considered to represent a Level 2 input under the fair value hierarchy in accordance with IFRS 13 — Fair Value Measurement, as it reflects observable market-based pricing for an identical equity instrument in an active negotiation with a market participant.

As a result, the Company recognized an unrealized fair value gain of $22,967 in the statement of profit or loss and other comprehensive income for the year ended March 31, 2025, in accordance with IFRS 9 — Financial Instruments, as the investment is classified as a financial asset measured at fair value through profit or loss (FVTPL).

Summary of transaction Description	Amount
Number of shares in PsyLabs acquired	1,000
Total PBM shares issued	35,594
Total fair value of shares issued	$722,033
Fair value of investment at March 31, 2025	$745,000
Fair value gain recognized	$22,967

14. PIPE Financing — Private Placement and Warrants

Private placement

On December 24, 2024, the Company completed a private placement with HC Wainwright & Co., LLC (“HCW”), raising gross proceeds of $2,000,000 through the issuance of:

•        47,679 common shares,

•        77,792 pre-funded warrants (each exercisable into one common share at a nominal exercise price of $0.000797), and

•        250,942 common share purchase warrants, comprising:

•        125,471 warrants with an exercise price of $15.94 and a 5-year term (expiring December 24, 2029), and

•        125,471 warrants with an exercise price of $15.94 and a 2-year term (expiring December 24, 2026).

The proceeds were allocated between the common shares and the warrants based on their relative fair values on the date of issuance. The fair value allocation was as follows:

Fair value allocation

Component	Allocated Amount
Common shares	$313,628
Pre-funded warrants	$511,690
Warrants	$1,174,682
Total gross proceeds	$2,000,000

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

Fair value allocation assumptions

The common shares were estimated using the share price on date of issuance - $19.37.

The pre-funded warrants and the warrants were estimated using a Black Scholes valuation model using the following estimates:

	Pre-funded warrants	Warrants with 5 year expiry	Warrant with 2 year expiry
Share price	$19.37	$19.37	$19.37
Expected dividend yield	Nil	Nil	Nil
Exercise price	$0.00	$15.94	$15.94
Risk-free interest rate	3.63%	3.63%	3.63%
Expected life	—	5.00	2.00
Expected volatility	100%	100%	100%
Expiry date	—	December 24, 2029	December 24, 2026

Share Issuance Costs

The Company incurred $257,949 in cash settled share issuance costs, which were allocated proportionately to the equity instruments issued. The portion related to the common shares, $40,449, was deducted from share capital, and the portion related to the warrants, $217,500, was deducted from the warrant reserve. The Company also incurred $137,778 in warrant settled issuance costs, 9,409 warrants, which was allocated to warrant reserve.

Pre-funded Warrant Exercise

During the year ended March 31, 2025, all 77,792 pre-funded warrants were exercised. An amount of $511,690, representing the fair value originally allocated to the pre-funded warrants, was reclassified from warrant reserve to share capital upon exercise. An amount of $66,003 of share issuance costs was reallocated to share capital upon exercise.

All instruments issued in the private placement were classified as equity instruments, as they did not contain any contractual obligations to deliver cash or other financial assets and met the fixed-for-fixed condition.

15. Share capital

a) Authorized

The Company is authorized to issue an unlimited number of Common Shares, each without par value.

b) Issued and outstanding

On November 26, 2024, the Company consolidated its common shares on the basis of 75:1.

On May 5, 2025, the Company consolidated its common shares and warrants on the basis of 7.97:1. All common shares and value per share amounts have been updated to reflect the share consolidations.

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

As at March 31, 2025, there were 568,021 (March 31, 2024 – 22,402) issued and outstanding Common Shares.

	2025
Common shares	Number	Amount ($)
Opening balance April 1, 2024	22,402	46,125,397
Shares issued on conversion of convertible note	38,156	4,617,286
Shares issued on conversion of convertible note warrants	22,876	639,954
Shares issued for ELOC	218,900	6,692,495
Commitment shares ELOC	3,392	187,500
Share issuance costs for ELOC	—	(469,600)
Warrant exchange	1,104	192,060
Shares issued to third party advisors	586	241,379
Shares issued on conversion of PGI promissory notes	47,265	988,569
Shares issued on conversion of NCAC promissory notes	52,275	1,096,358
Shares issued for PsyLabs share exchange	35,594	722,033
Shares issued for PIPE financing	47,679	313,628
Share issuance costs for PIPE financing	—	(40,449)
Shares issued for PIPE pre-funded warrants exercised	77,792	511,690
Shares issuance costs for PIPE pre-funded warrants exercised	—	(65,995)
Balance as at March 31, 2025	568,021	61,752,305

On January 25, 2024, because of the completion of the RTO Transaction, the Company issued 8,365 Common Shares to PGI, 13,040 to the previous shareholders of NCAC and 997 to third party advisors (see Note 5).

Payments to advisors of NCAC was settled in the Company’s shares upon RTO Transaction at the closing price. Accounts payable of $2,136,340 acquired from NCAC as part of the RTO Transaction was settled through the issuance of 746 shares at a fair value of $2,863.22 per share on January 25, 2024.

An amount of $1,000,000 owing by the Company for services provided in relation to the RTO Transaction was settled through the issuance of 251 common shares at a fair value of $2,863.22. A gain on settlement of $281,500 was included in the consolidated statements of net loss and comprehensive loss relating to this advisor settlement.

The opening balance of equity is the net parent investment which represents the net financings that the Company received from PGI to fund its operations through contributions to the clinical trials, cash extended to the Company’s subsidiaries and the net effect of cost allocations from transactions with PGI, all of which did not require repayments.

c) Income/(Loss) per share

The calculation of basic and diluted income/(loss) per share is based on the income/(loss) for the year divided by the weighted average number of shares in circulation during the year. In calculating the diluted loss per share, potentially dilutive shares such as options, convertible debt and warrants have not been included as they would have the effect of decreasing the loss per share, and they would therefore be anti-dilutive.

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

d) Warrant Reserve

As at March 31, 2025, there were 261,188 (March 31, 2024 – nil) issued and outstanding Warrants.

	2025
Warrants	Number	Amount ($)
Opening balance April 1, 2024	—	—
Warrants issued for convertible note Addendum	837	42,528
Warrants issued for convertible note Termination Agreement	22,876	639,954
Convertible note Termination Agreement warrants exercised	(22,876)	(639,954)
PIPE financing warrant issuance	328,734	1,686,372
PIPE financing warrant issuance costs	9,409	137,778
Issuance costs for PIPE financing warrants	—	(355,278)
PIPE pre-funded warrants exercised	(77,792)	(511,690)
Issuance costs for PIPE pre-funded warrants exercised	—	65,995
Balance as at March 31, 2025	261,188	1,065,705

The following warrants were outstanding and exercisable at March 31, 2025:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable
August 20, 2024	August 20, 2026	$298.88	837	837
December 24, 2024	December 24, 2029	$15.94	125,471	125,471
December 24, 2024	December 24, 2026	$15.94	125,471	125,471
December 24, 2024	December 24, 2029	$19.93	9,409	9,409

16. Other income

In the prior year ended, March 31, 2024, the Company received a research and development rebate of AUD $1,336,622 ($879,344) from the Australian Taxation office. The Company benefits from the Australian Federal Government’s Research & Development tax incentive program, which provides up to a 43.5% rebate on research and development expenses in Australia.

This rebate represents a government grant aimed at supporting research and development activities. Therefore, in accordance with IAS 20, Accounting for Governmental Grants and Disclosure of Government Assistance, the grant is recognized as income when there is a reasonable assurance that the grant will be received and that the Company will comply with the conditions attached to it. These conditions were satisfied when the Company received the rebate on October 5, 2023.

On August 21, 2023 the Company entered into a loan agreement via its Australian subsidiary Psyence Australia (Pty) Ltd (the “Borrower”), to borrow up to AUD $1,100,000 by way of a secured loan from RH Capital Finance Co., LLC (“Lender”). The Loan is secured by way of a General Security Agreement and company guarantee against the assets of the Borrower and the Company.

The loan was granted to the Borrower after it successfully registered its research and development activities with the Australian Federal Government. The Borrower benefits from the Australian Federal Government’s Research & Development tax incentive program, which provides up to a 43.5% rebate on research and development expenses in Australia. The Loan bears interest at 16% per annum subject to a minimum interest chargeable period of 91 days and is repayable at the earlier of: (a) 21 business days after the notice of assessment (in respect of R&D refunds) is issued by the Australian Taxation Office to the Borrower for the financial year ended June 30, 2023 (b) an event of default and (c) 30 November 2023.

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

The loan with the Lender was repaid in full on October 5, 2023 when the Company received the research and development rebate from the Australian Taxation office, which was utilized to settle the loan payable.

$nil (March 31, 2024 - $29,697) in interest expense was incurred during the year ended March 31, 2025, on this loan. The loan and all outstanding interest was repaid.

17. Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of natural health business, to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk level.

The Company manages its capital structure and adjusts it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may obtain additional funding from equity financing, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents on hand. The Company defines capital as the aggregate of its capital stock and borrowings.

Total managed capital is as follows as at March 31, 2025 and 2024:

	2025	2024
Borrowings	—	10,447,889
Share capital	61,752,305	46,125,397
Total	61,752,305	56,573,286

To facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period.

18. Transactions with related parties

All related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments. The Company incurred the following transactions with related parties during the years ended March 31, 2025 and March 31, 2024:

Compensation to key management personnel

Key management personnel are those people who have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Directors.

Key Management Personnel	March 31, 2025	March 31, 2024
Short term benefits	984,697	465,702
Share based compensation	—	233,295
Total	984,697	698,997

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

Short term benefits consist of consulting fees, director’s fees, payroll and other benefits paid to key management personnel. Share based compensation is options granted to key management personnel.

19. Share based compensation

During the year ended March 31, 2025, $nil (Year ended March 31, 2024 - $317,882) was recognized for options and restricted stock units (“RSU’s”) granted by Psyence Group under professional and consulting fees expenses and general and administrative expenses on the consolidated statements of net loss and comprehensive loss. No options are outstanding as of March 31, 2025.

This share-based compensation relates only to the historic carve out pre-combination period and does not relate to options or RSUs in the Company. No share options or RSUs have been issued by the Company during the year.

20. Income tax note

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2024 – 26.5%) to the effective tax rate is as follows:

	2025	2024
Net Income/(Loss) before recovery of income taxes	1,011,790	(51,159,048)

Expected income tax (recovery)/expense	268,124	(13,557,148)
Difference in foreign tax rates	6,871	966
Listing expense	—	10,992,625
Non-taxable fair value gain adjustment	(1,722,146)	—
Non-deductible loss on loan settlement	449,196	—
Share issue costs booked to equity	(246,802)	—
Other permanent expenses	1,787	2,061,001
Change in tax benefits not recognized	1,242,970	502,556
Income tax (recovery)/expense	—	—

Unrecognized deferred tax asset

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amounts of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

Unrecognized deductible temporary differences	2025	2024
Equipment	4,508	240
Restricted interest and financing expenses – Canada	764,297	—
Share issuance costs and others	722,097	124,132
Non-capital losses carried forward-Canada	4,248,226	1,357,347
Non-capital losses carried forward-Australia	431,349	164,861
	6,170,477	1,646,580

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

The Company’s non-capital loss carry forwards will expire as noted in the table below:

Year of expiry	Canada	Australia
2044	1,357,347	—
2045	2,890,879
Indefinite	—	431,349
Total	4,248,226	431,349

21. Financial instruments and financial risk management

a) Financial instrument classification and fair value measurement

Financial instruments that are recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value of hierarchy has the following levels:

•        Level 1 — quoted prices in active markets for identical financial instruments.

•        Level 2 — quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in the markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•        Level 3 — valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The table below presents the carrying value of the Company’s financial instruments:

	Level 1	Level 2	Level 3	Total
Investment in Psyence Labs Ltd	—	745,000	—	745,000
Derivative warrant liabilities – public warrants	200,096	—	—	200,096
Balance, March 31, 2025	200,096	745,000	—	945,096
	Level 1	Level 2	Level 3	Total
Derivative warrant liabilities – private warrants	—	26,608	—	26,608
Derivative warrant liabilities – public warrants	875,000	—	—	875,000
Convertible notes	—	—	7,657,397	7,657,397
NCAC Sponsor promissory note	—	—	1,474,256	1,474,256
PGI promissory note	—	—	1,316,236	1,316,236
Balance, March 31, 2024	875,000	26,608	10,447,889	11,349,497

The face value of the other financial instruments approximates the fair value due to the short-term maturity nature of the financial instruments.

There were no transfers in and out of level 3 during the year.

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

b) Risk management

In the normal course of business, the Company is exposed to a variety of financial risks: credit risk, liquidity risk, foreign exchange risk and interest rate risk. These financial risks are subject to normal credit standards, financial controls, risk management as well as monitoring. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

Credit risk

Credit risk arises from cash and cash equivalents held with banks. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash and cash equivalents by depositing with only reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through an ongoing review of future commitments and cash balances available. Historically, the Company’s main source of funding has been through investments from its parent. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant equity or debt funding.

The following table set forth the maturity of the contractual obligations as at March 31, 2025 and after

	Carrying Amount	Contractual Cash Flows	Less than 1 year	Between 1 and 3 years
Accounts payable & accrued liabilities	394,270	394,270	394,270	—
Total contractual obligations	394,270	394,270	394,270	—

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has no significant interest-bearing assets or liabilities and therefore its income and operating cash flows are substantially independent of changes in market interest rates.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency.

As at March 31, 2025, a 10% fluctuation in foreign exchange rates would result in a $8,861 impact to net loss and comprehensive loss.

PSYENCE BIOMEDICAL LTD. Consolidated Financial Statements

22. Subsequent Events

On April 15, 2025 the Company issued an additional 15,242 common shares to a third-party consultant.

On April 15, 2025 the Company signed a subscription agreement to subscribe for an additional 250 shares in Psyence Labs Ltd for total consideration of $500,000 in cash.

On April 17, 2025 the Company granted 12,711 restricted stock units (“RSU’s”) to consultants and an employee of the Company. This was granted pursuant to an equity incentive scheme implemented by the Company to incentivise consultants and employees.

On May 5, 2025, the Company consolidated its common shares on the basis of 7.97:1.

Subsequent to year end the Company issued 130,000 shares for gross proceeds of $607,050 under the ELOC.

Psyence Biomedical Ltd.

MANAGEMENT DISCUSSION AND ANALYSIS

Consolidated Financial Statements

For the years ended March 31, 2025, 2024 and 2023

Psyence Biomedical Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Psyence Biomedical and its subsidiaries.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical condensed consolidated audited financial statements for the years ended March 31, 2025 and March 31, 2024 and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

The numbers presented here are presented in USD.

Overview

Psyence Biomedical Ltd. (the “Company” or “PBM”), is the world’s first life science biotechnology company traded on Nasdaq (NASDAQ: PBM) that is focused on the development of botanical (nature derived, or non-synthetic) psilocybin-based psychedelic medicines. The Company is working towards developing safe and effective, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. The Company is initially focused on mental health disorders in the context of Palliative Care. The Company is currently conducting research through clinical trials to evaluate the safety and effectiveness of natural psilocybin in treating adjustment disorder in patients with a cancer diagnosis in a palliative care context.

Operating Results

Sales and marketing costs

For the year ended March 31, 2025, the Company incurred sales and marketing expenses of $483,530 (2024 – $80,603; 2023 – $7,029). The significant increase in the current year reflects the Company’s strategic focus on investor awareness and brand positioning following its listing on the NASDAQ in January 2024.

The increase was primarily driven by expanded investor relations efforts, increased participation in investor conferences and roadshows, travel to support capital markets outreach, and enhancements to the Company’s website and promotional materials. These initiatives were aimed at strengthening the Company’s visibility among institutional and retail investors and aligning its communication strategy with the expectations of a U.S.-listed public company.

Research and development

For the year ended March 31, 2025, the Company incurred research and development expenses of $342,168, compared to $954,593 for the year ended March 31, 2024 and $1,608,895 for the year ended March 31, 2023. The year-over-year decrease primarily reflects the timing of milestone activities related to the Company’s clinical trial for the treatment of adjustment disorder.

In the current year, $237,168 was incurred in relation to the clinical trial, with the remaining $105,000 relating to licensing fees. The overall decrease in R&D spending is also attributable to the transition to a new contract research organization (CRO) during the year, which resulted in a temporary slowdown in trial activity and associated costs.

The Company anticipates that R&D expenditure will increase in future periods as the new CRO advances the clinical trial toward its next development milestones.

Psyence Biomedical Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the prior year, R&D expenses included $785,720 related to the adjustment disorder trial, $167,306 in licensing fees, and $1,567 for general research.

General and administration costs

For the year ended March 31, 2025, the Company incurred general and administrative expenses of $1,209,847, compared to $557,904 for the year ended March 31, 2024 and $366,435 for the year ended March 31, 2023.

The significant increase in general and administrative expenses in 2025 reflects the scaling of corporate operations following the Company’s NASDAQ listing in January 2024. Key cost drivers included increased payroll and related costs, higher professional and regulatory fees, as well as expanded operational support functions required to meet the obligations of a U.S.-listed public company.

In prior years, general and administrative costs consisted primarily of bank fees, salaries and wages, and operational overhead. The Company expects general and administrative costs to remain elevated relative to historical periods as it continues to operate within a U.S. public company environment.

Professional and consulting fees

For the year ended March 31, 2025, the Company incurred professional and consulting fees of $1,623,209, compared to $1,158,484 for the year ended March 31, 2024 and $1,252,510 for the year ended March 31, 2023.

The increase in professional and consulting fees during the current year was primarily driven by higher legal costs associated with ongoing corporate, regulatory, and transactional matters following the Company’s NASDAQ listing. Consultant fees amounted to $927,109 (2024 – $848,955), reflecting continued use of external advisors for business strategy, financial reporting, and administrative support. Legal fees increased significantly to $508,638 (2024 – $105,962) due to increased regulatory compliance, corporate governance, and securities-related legal work. Accounting and audit fees totaled $187,462 (2024 – $203,567), remaining consistent with prior year levels.

The increase reflects the expanded complexity and regulatory requirements of operating as a U.S.-listed public company, and the Company expects to continue incurring elevated levels of professional fees in line with its listing status and strategic initiatives.

Other Gains and Losses

For the year ended March 31, 2025, the Company earned interest income of $95,787, compared to $2,134 and $1,554 for the years ended March 31, 2024 and 2023, respectively. The increase in interest income during the current year was primarily driven by higher cash balances resulting from equity financings completed during the period.

The Company recorded a foreign exchange loss of $7,317 in 2025, compared to a loss of $2,696 in 2024 and a gain of $26,912 in 2023. Fluctuations in foreign exchange rates during the year impacted the translation of foreign currency denominated cash and liabilities.

Research and Development Rebate

For the year ended March 31, 2024, the Company received its first R&D rebate from the Australian Tax Office (ATO), amounting to $879,344, recognized as other income. This rebate represented 43.5% of the qualifying R&D expenditure incurred in Australia during the period.

Psyence Biomedical Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations

No R&D rebate was received for the year ended March 31, 2025, as clinical trial expenditure in Australia was lower compared to the prior year, resulting in reduced qualifying costs for the rebate.

Investment in Psyence Labs

During the year the Company’s investment in PsyLabs, which was valued at $745,000 based on independent third-party transactions. The investment was followed up by an additional investment of $500,000 into PsyLabs in April 2025 to further support the Company’s strategic focus on advancing its portfolio in psychedelic pharmaceutical manufacture and to benefit from PsyLabs’ growth prospects in the development of a pharmaceutical API.

Fair value movements

Convertible note

During the year ended March 31, 2025, the Company recognized a total fair value gain of $5,052,708 related to its convertible note liability, compared to a fair value loss of $5,157,397 in the prior year. The gain reflects changes in the fair value of the liability as a result of market conditions, extinguishment terms, and conversion into common shares.

As part of the extinguishment of the convertible notes, the Company entered into amendments and a termination agreement with the investor, resulting in the issuance of additional shares and warrants. The fair value of these instruments, totaling $1,695,080, was recorded as an expense in profit or loss. After accounting for this expense, the net fair value gain recognized in profit or loss was $3,357,628 for the year.

This marks the full conversion and termination of the Company’s convertible note obligations during the financial year.

Promissory Notes

During the year ended March 31, 2025, the Company fully extinguished its convertible promissory notes issued to Psyence Group Inc. and the NCAC Sponsor. These notes were originally issued in January 2024 for a combined principal of $3.2 million and classified as financial liabilities at fair value through profit or loss (FVTPL) due to variable conversion features. Both notes were converted into common shares during the year under debt-for-equity agreements, including additional shares issued under make-whole provisions.

As a result of these conversions, the Company recognized a total fair value gain of $705,565 in profit or loss — $327,668 on the PGI note and $377,897 on the NCAC note. The fair value of the notes was reduced to nil at March 31, 2025 (2024 – $2,790,492), reflecting the full settlement of these liabilities.

Liquidity and Capital Resources

Since incorporation, the Company has financed its operations through shareholder investments, a loan facility secured against its expected Australian Tax Office (ATO) R&D rebate, and the rebate itself. The Company’s primary uses of liquidity include funding scientific research, clinical studies, salaries, and professional and consulting fees.

As of March 31, 2025, the Company had a cash balance of $6,171,130 and a positive working capital position of $5,965,908, a significant improvement from the prior year’s cash balance of $762,799 and negative working capital of $10,978,027 as of March 31, 2024.

Psyence Biomedical Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company’s ability to continue funding its operations and meet planned expenditures depends on various factors, including economic conditions, access to capital markets, regulatory developments, and other factors beyond its control.

The Company’s current obligations include funding commitments for its Phase IIb palliative care clinical trial. These are expected to be met using existing cash and cash equivalents; however, the Company remains subject to risks, including the potential inability to raise additional funds through equity, debt, or other financing to meet its development plans, operating requirements, and liabilities as they become due.

The Company has incurred operating losses and cash outflows since inception and, given the nature of its business, will require ongoing financing to support its research and development activities. Its ability to access capital depends on factors such as market conditions, investor sentiment, and the trading price of its securities. There can be no assurance that additional financing will be available on acceptable terms, or at all.

The Company’s primary capital needs include funding research and development, clinical trials, staffing, professional and consulting fees, and general working capital. Access to future financing remains uncertain, and may not be available on terms as favorable as those previously secured.

Research and Development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in the statements of net loss and comprehensive loss as incurred.

Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions concerning the future. Actual results may differ from these estimates. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised. The following are deemed to be critical accounting policies as these require a high level of subjectivity and judgement and could have a material impact on the Company’s financial statements.

Fair value of Convertible Debt

Management exercised significant judgment in determining the fair value of the convertible promissory notes classified as financial liabilities measured at fair value through profit or loss (FVTPL) due to their conversion features. Fair value was assessed using valuation techniques incorporating observable and unobservable inputs, including share price volatility, risk-free interest rates, and conversion terms. Changes in these assumptions had a material impact on the profit or loss recognized during the year.

Psyence Biomedical Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures About Financial Instruments and Financial Risk Management

In the normal course of business, the Company is exposed to a variety of financial risks: credit risk, liquidity risk, foreign exchange risk and interest rate risk. These financial risks are subject to normal credit standards, financial controls, risk management, as well as monitoring. Our Board has overall responsibility for the establishment and oversight of the Company’s risk management framework.

Credit risk

Credit risk arises from cash and cash equivalents held with banks. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash and cash equivalents by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through an ongoing review of future commitments and cash balances available. Historically, the Company’s main source of funding has been through investments from its parent. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant equity or debt funding on terms satisfactory to the Company, or at all.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency.

The Company operates internationally and is exposed to foreign exchange risk from the South African Rand, Great British Pound, Australian Dollar and United States Dollar. Foreign exchange risk arises from transactions as well as recognized financial assets and liabilities denominated in foreign currencies.

A 10% adverse change in exchange rate would have resulted in a loss of $8,861 as of March 31, 2025.

Management mitigates the risk of adverse exchange rate movements by holding funds in US dollars.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has no significant interest-bearing assets or liabilities and therefore its income and operating cash flows are substantially independent of changes in market interest rates.

Capital Management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in

Psyence Biomedical Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations

light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis. The Company considers its shareholders’ equity balance as capital.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2025. We do not participate in transactions that create relationships with entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non- emerging growth companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of executive compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our IPO or until we are no longer an “emerging growth company,” whichever is earlier.